Risk and Capital Management - Pillar 3 Itaú Unibanco Holding S.A. Third Quarter of 2025 Objective 1 Key indicators 1 Prudential Metrics and Risk Management 2 KM1: Key metrics at consolidated level 2 OVA: Bank risk management approach 4 Scope and main characteristics of risk management 4 Risk and Capital Governance 5 Ituber Culture 6 Risk Appetite 7 Stress Testing 8 Recovery and Resolution Plan 8 Capital Adequacy Assessment 10 Capital Adequacy 10 OV1: Overview of risk-weighted assets (RWA) 10 Links between financial statements and regulatory exposures 11 LIA: Explanations of differences between accounting and regulatory exposure amounts 11 LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories 12 LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements 13 PV1: Prudent valuation adjustments (PVA) 13 Institutions that comprise the Financial Statement of Itaú Unibanco Holding 15 Non Consolidated Institutions 18 Material Entities 19 Composition of Capital 19 CCA: Main features of regulatory capital instuments 19 CC1: Composition of regulatory capital 20 CC2: Reconciliation of regulatory capital to balance sheet 22 Macroprudential Indicators 23 CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer 23 GSIB1: Disclosure of G-SIB indicators 23 Leverage Ratio 23 LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) 24 LR2: Leverage ratio common disclosure 24 Liquidity Ratios 25 LIQA: Liquidity Risk Management Information 25 Framework and Treatment 25 LIQ1: Liquidity Coverage Ratio (LCR) 26 LIQ2: Net Stable Funding Ratio (NSFR) 27 Credit Risk 28 CRA: Qualitative information on credit risk management 28 CR1: Credit Quality of Assets 29 CR2: Changes in Stock of defaulted loans and debts securities 30 CRB: Additional disclosure related to the credit quality of assets Credit risk mitigation 30 Exposure by industry 30 Exposure by remaining maturity 31 Overdue exposures 31 Exposure by geographical area in Brazil and by country 31 Largest debtors exposures 32 Restructured exposures 32 CRC: Qualitative disclosure related to Credit Risk Mitigation techniques 32 CR3: Credit Risk mitigation techniques – overview 33 CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects 34 CR5: Standardized Approach – exposures by asset classes and risk weights 35 CRE: Qualitative disclosure related to IRB models 39 CR8: RWA flow statements of credit risk exposures under IRB 41 CMS1: Comparison of modelled and standardised RWA at risk level 41 Counterparty Credit Risk (CCR) 41 CCRA: Qualitative disclosure related to CCR 44 CCR1: Analysis of CCR exposures by approach 42 CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights 42 CCR5: Composition of collateral for CCR exposures 42 CCR6: CCR associated with credit derivatives exposures 43 CCR8: CCR associated with Exposures to central counterparties 43 Securitization Exposures 43 SECA: Qualitative disclosure requirements related to securitisation exposures 43 SEC1: Securitisation exposures in the banking book 44 SEC2: Securitisation exposures in the trading book 44 SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor 44 SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor 44 Market Risk 45 MRA: Qualitative disclosure requirements related to market risk 45 MR1: Market risk under standardized approach 47 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) 47 MR2: RWA flow statements of market risk exposures under an IMA 51 Exposures subject to market risk 51 MR3: IMA values for trading portfolios 51 MR4: Comparison of VaR estimates with gains/losses 52 Backtesting 52 Total Exposure associated with Derivatives 52 IRRBB 53 IRRBBA: IRRBB risk management objectives and policies 53 Framework and Treatment 53 Other Risks 55 Insurance products, pension plans and premium bonds risks 55 Social, Environmental and Climatic Risks 55 Model Risk 56 Regulatory or Compliance Risk 57 Reputational Risk 57 Cyber Risk 59 Country Risk 59 Business and Strategy Risk 59 Step-in Risk 60 Emerging Risks 60 Operational Risk 60 Crisis Management and Operational Resilience 61 Independent Validation of Risk Models 62 Glossary of Acronyms 62 Glossary of Regulations 65 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 1 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital (“Patrimônio de Referência” - PR), and the compensation of management members. 1 The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy. The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557. __________________________________________________________________________________________ 1 Compensation of management members data is reported annually. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on September 30, 2025, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 13.5% 14.8% 16.4% June 30, 2025 13.1% June 30, 2025 15.0% June 30, 2025 16.5% Common Equity Tier I Tier I Total Capital In R$ million In R$ million In R$ million R$ 195,917 R$ 215,466 R$ 238,430 June 30, 2025 R$ 188,389 June 30, 2025 R$ 215,381 June 30, 2025 R$ 237,454 RWA In R$ million R$ 1,454,242 June 30, 2025 R$ 1,436,344 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 2 Prudential Metrics and Risk Management Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. The key prudential metrics related to regulatory capital and information on the bank’s integrated risk management are presented below. KM1: Key metrics at consolidated level In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Tier I Capital and Total CapitaI ratios. On September 30, 2025, the Total Capital (PR) reached R$ 238,430 million, R$ 215,466 million of Tier I and R$ 22,964 million of Tier II. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 3 a b c d e R$ million 09/30/2025 06/30/2025 03/31/2025 12/31/2024 09/30/2024 Available capital (amounts) Common Equity Tier 1 (CET1) 195,917 188,389 180,611 188,265 178,324 Common Equity Tier I (CET1) corresponds to line 1 deducting, as applicable, the amount established by: art. 4, caput, item I, paragraph “i”, and §§ 8 and 9, of CMN Resolution no. 4.955, of October 21, 2021; or art. 3, caput, item I, paragraph “i”, §§ 8 and 9, of BCB Resolution no. 199, of March 11, 2022. 195,874 188,346 180,568 188,265 178,324 Tier 1 215,466 215,381 202,344 206,196 199,088 Tier 1 considering the calculation of Principal Capital according to line 1a 215,423 215,338 202,301 206,196 199,088 Total capital 238,43 237,454 224,092 227,602 227,25 Total Capital considering the calculation of Common Equity Tier I according to line 1a 238,387 237,411 224,049 227,602 227,25 Excess of capital committed to ajusted permanent assets - - - - - Excess of resources invested in permanent assets considering Total Capital according to line 3a - - - - - Total capital detached - - - - - Total risk-weighted assets (RWA) 1,454,242 1,436,344 1,430,630 1,379,056 1,304,627 RWA corresponds to line 4 deducting, as applicable, the amount referring to item XII of the caput of art. 4 weighted by the Risk Weighting Factor (FPR) established in art. 82-A, both commands of Resolution 229 of May 12, 2022. 1,454,199 1,436,301 1,430,587 1,379,056 1,304,627 Common Equity Tier 1 ratio (%) 13.5% 13.1% 12.6% 13.7% 13.7% Common Equity Tier 1 ratio (CET1) considering: Numerator: corresponds to line 1a; Denominator: corresponds to line 4b 13.5% 13.1% 12.6% 13.7% 13.7% Tier 1 ratio (%) 14.8% 15.0% 14.1% 15.0% 15.3% Tier 1 ratio, considering: Numerator: corresponds to line 2a; Denominator: corresponds to line 4b 14.8% 15.0% 14.1% 15.0% 15.3% Total capital ratio (%) 16.4% 16.5% 15.7% 16.5% 17.4% Total capital ratio, considering: Numerator: corresponds to line 3a; Denominator: corresponds to line 4b 16.4% 16.5% 15.7% 16.5% 17.4% Capital conservation buffer requirement (%) 2.5% 2.5% 2.5% 2.5% 2.5% Countercyclical buffer requirement (%) (1) 0.1% 0.1% 0.1% 0.1% 0.1% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% 1.0% 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) (2) 3.6% 3.6% 3.6% 3.6% 3.6% CET1 available after meeting the bank's minimum capital requirements (%) 4.8% 5.0% 4.1% 4.9% 5.9% CET1 available after meeting the bank's minimium capital requirements (%) considering CET1 as per line 1a 4.8% 5.0% 4.1% 4.9% 5.9% Total Basel III leverage ratio exposure measure 2,921,612 2,855,121 2,710,449 2,805,181 2,726,099 Total Basel III leverage ratio exposure measure corresponds to line 13 deducting, as applicable, the amount referring to item XII of the caput of art. 4 of Resolution 229 of May 12, 2022. 2,921,569 2,855,078 2,710,406 2,805,181 2,726,099 Basel III leverage ratio (%) 7.4% 7.5% 7.5% 7.4% 7.3% Basel III leverage ratio (%) considering: i. Numerator: corresponds to line 2a; ii. Denominator: corresponds to line 13a 7.4% 7.5% 7.5% 7.4% 7.3% Total high-quality liquid assets (HQLA) 367,777 346,084 340,855 362,609 365,612 Total net cash outflow 168,176 161,856 173,512 163,863 162,529 LCR (%) 218.7% 213.8% 196.4% 221.3% 224.9% Total available stable funding 1,408,603 1,393,627 1,362,350 1,375,854 1,314,703 Total required stable funding 1,142,829 1,150,712 1,114,206 1,127,870 1,058,433 NSFR (%) 123.3% 121.1% 122.3% 122.0% 124.2% 1) The countercyclical capital buffer is fixed by the monetary authorities of the jurisdictions in which Itaú has exposure, the most relevant of which are Brazil, where the Financial Stability Committee (Comef) sets it at zero (BACEN Communiqué No. 43.228/25) and Chile, which is set at 0.5%. 2) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 4 The Basel Index reached 16.5% on June 30, 2025, a reduction of 0.8 p.p. compared to March 31, 2025, mainly due to the net income of the period and issuance of AT1, offset by the higher credit RWA. In June/25, Itaú Unibanco Holding issued R$5.0 billion in Perpetual Subordinated Financial Bills with a repurchase option starting in 2030. The financial bills contributed to Complementary Capital, with an impact of 0.35 p.p. Besides, Itaú Unibanco has a R$ 122,091 million capital excess in relation to its minimum required Total Capital. It corresponds to 8,4 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of (R$ 51,806 million). Considering the Capital Buffers, the capital excess would be 4,8 p.p. The fixed assets ratio shows the commitment percentage of adjusted Total Capital with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. On September 30, 2025, fixed assets ratio reached 17.7%, showing a surplus of R$ 77,101 million. OVA – Bank risk management approach Scope and Key Features of Risk Management Taking and managing risks is one of Itaú Unibanco’s activities, and to do so effectively, the institution must have well-established objectives for risk management. In this context, the Risk Appetite articulates the set of guidelines from the Board of Directors (BoD) regarding strategy and risk-taking, defining the nature and level of acceptable risks for the organization, while the risk culture guides the necessary attitudes for managing them. Itaú Unibanco invests in robust risk and capital management processes that permeate the entire institution and form the foundation for strategic decisions to ensure business sustainability and maximize shareholder value. Among the processes for proper risk and capital management, the following stand out: the implementation of a continuous and integrated risk management framework; the Risk Appetite Framework, which consists of the Risk Appetite Statement (RAS) from the BoD, the Risk Appetite Policy, and a set of metrics for monitoring key risks according to defined limits; the stress testing program; the establishment of a Risk Committee; and the appointment, before the Central Bank of Brazil (BACEN), of a Chief Risk Officer (CRO) with clearly defined roles, responsibilities, and independence requirements. These processes are aligned with the guidelines of the BoD and Executives, who, through collegiate bodies, define global objectives expressed in goals and limits for the risk-managing business units. The capital control and management units, in turn, support Itaú Unibanco’s management through risk and capital monitoring and analysis processes. The principles that underpin risk management, Risk Appetite, and the guidelines for how Itaú Unibanco employees should act in their daily decision-making are: • Sustainability and customer satisfaction: Itaú Unibanco's vision is to be the leading bank in sustainable performance and customer satisfaction. Therefore, it is committed to generating shared value for employees, customers, shareholders, and society, ensuring business continuity. Itaú Unibanco is focused on conducting business that benefits both the customer and the institution. • Risk culture: The institution's risk culture goes beyond policies, procedures, and processes, aiming to strengthen the individual and collective responsibility of all employees to do the right thing, at the right time, and in the right way, respecting ethical business practices. It is based on four principles (conscious risk-taking, discussion and action on institutional risks, and everyone's responsibility for risk management), which encourage Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 5 open understanding and discussion of risks, keeping them within the levels determined by the Risk Appetite, and ensuring that each employee, regardless of position, area, or function, also assumes responsibility for managing the risks of their business. The Risk Culture is detailed in the "Risk Culture" section. • Risk Pricing: Itaú Unibanco operates and assumes risks in businesses that are well-known and understood, avoiding risks in which it lacks knowledge or competitive advantage, carefully evaluating the riskreturn relationship. • Diversification: The institution has a low appetite for volatility in results and therefore operates on a diversified base of customers, products, and businesses, seeking risk differentiation and prioritizing less risky ventures. • Operational excellence: Itaú Unibanco aims to be an agile bank with robust and stable infrastructure to offer high-quality services. • Ethics and respect for regulations: For Itaú Unibanco, ethics are non-negotiable. The institution promotes an environment of integrity, guiding all employees to cultivate ethics in relationships and business and respect regulations, safeguarding the institution's reputation. Risk and Capital Governance The Board of Directors is the highest authority responsible for establishing guidelines, policies, and limits for risk and capital management. The Risk and Capital Management Committee (CGRC) supports the Board in fulfilling its duties related to risk and capital oversight. At the executive level, collegiate bodies chaired by Itaú Unibanco's Chief Executive Officer (CEO) are responsible for risk and capital management, exercising delegated responsibilities in these areas, and their decisions are monitored within the scope of the CGRC. To support this structure, the Risk Area has specialized departments aimed at ensuring, independently and centrally, that the institution’s risks and capital are managed in accordance with established policies and procedures. Itaú Unibanco’s risk management organizational structure complies with current regulations in Brazil and abroad. Domestically, the Bank follows the rules established by the Central Bank of Brazil (BACEN), particularly Resolution No. 4,557/17, which addresses the risk and capital management framework for financial institutions, as well as regulations from the Brazilian Securities and Exchange Commission (CVM) and the Private Insurance Superintendence (SUSEP), among other regulators and applicable standards. Internationally, Itaú Unibanco adheres to standards set by the Basel Committee on Banking Supervision, the United States Securities and Exchange Commission (SEC), and local regulations in the countries where it operates. Additionally, Itaú Unibanco complies with guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme – Finance Initiative, and the Guidelines for Multinational Enterprises of the Organization for Economic Cooperation and Development (OECD), among other representative examples. The Bank also adopts practices aligned with International Financial Reporting Standards (IFRS) and globally recognized corporate governance best practices. Furthermore, Itaú Unibanco has a governance framework for identifying and monitoring emerging risks—those newly identified risks with potentially material medium- to long-term impacts on the business, but for which there is still insufficient information for full assessment due to the number of unknown factors and impacts, as they are unprecedented and have not been addressed in the past. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 6 Risk management responsibilities at Itaú Unibanco are structured according to the three lines of governance model: • 1st line of governance: Business and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks they originate; • 2nd line of governance: The Risk Area aims to ensure, independently and centrally, that the institution’s risks are managed according to established policies and procedures, defining parameters for the risk management process and its supervision. This control provides the BoD and executives with a comprehensive view of Itaú Unibanco’s exposures, optimizing and accelerating corporate decision-making; • 3rd line of governance: Internal Audit, which reports to the Board of Directors, conducts independent evaluations of the activities carried out within the institution, enabling senior management to assess the adequacy of controls, the effectiveness of risk management, and compliance with internal policies and regulatory requirements. Itaú Unibanco uses robust, automated systems to fully comply with capital regulations and to measure risks, in accordance with current regulatory models and requirements. It also coordinates actions to ensure compliance with both qualitative and quantitative requirements set by regulators for minimum capital observation and risk monitoring. Ituber Culture Risk management is an intrinsic and transversal element in Ituber culture, which emphasizes the individual responsibility of each employee, regardless of hierarchical level, guiding decisions and attitudes based on ethics and the reduction of risks that may affect the business, customers and society. As an essential part of organizational culture, risk management influences performance evaluation, which considers each employee's alignment with the company's values, with emphasis on the following aspects: • For us, ethics are non-negotiable: integrity permeates all decisions and actions, strengthening risk management • We are driven by results: sustainable growth is prioritized, with attention to the risks and impacts of solutions, ensuring security and long-term vision • We don't have all the answers: decision making is data-driven, enabling risk identification and mitigation • We have each other’s back: teamwork and flagging critical issues at the right time are essential to avoid or mitigate risks • We treasure diversity and inclusion: knowledge of socio-environmental opportunities and risks is essential for the development of responsible business. Ituber culture reinforces that risk management is not just a practice, but a value that permeates all dimensions of the business. To understand more about how Ituber culture and risk management support our business, access the Integrated Annual Report. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 7 Risk Appetite The Risk Appetite articulates the set of guidelines from the Board of Directors (BoD) regarding strategy and risktaking, defining the nature and level of acceptable risks for the organization while considering the capacity for effective and prudent management, strategic objectives, competitive conditions, and the regulatory environment. The Risk Appetite framework consists of the Risk Appetite Statement (RAS) from the BoD, the Risk Appetite Policy, and a set of metrics for monitoring key risks according to defined limits. Considering Itaú Unibanco’s strategic guidelines, the Risk Appetite and its dimensions are based on the following statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make the RAS tangible, the Risk Appetite is organized in six dimensions, each composed of a set of metrics associated with the key risks involved, combining complementary measurement methods to obtain a comprehensive view of our exposures to acceptable types and levels of risk: • Capitalization: Reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. It establishes that Itaú Unibanco must have sufficient capital to withstand a severe recession or stress event without needing to adjust its capital structure under adverse circumstances. It is monitored through the tracking of Itaú Unibanco’s capital ratios under normal and stressed conditions, as well as the institution’s debt issuance ratings. • Liquidity: Reflects the Bank’s level of protection against a prolonged funding stress period that could lead to a liquidity shortfall and eventual bankruptcy. It establishes that Itaú Unibanco’s liquidity must endure extended periods of stress. It is monitored through the tracking of liquidity indicators. • Breakdown of results: Aims to ensure stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. It defines that business will primarily focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. It monitors Credit risk indicators, including social, environmental, and climate dimensions, Market and IRRBB risks, Underwriting risks, and Business & Profitability risks. The monitored metrics aim to ensure, through exposure concentration limits (e.g., industry sectors, counterparty quality, countries and geographic regions, and risk factors), an appropriate portfolio composition, targeting low earnings volatility and business sustainability. • Operational risk: Addresses operational risks that could compromise the Bank’s business and operations, focusing on controlling events that could negatively impact business strategy and operations. • Reputation: Addresses risks that could impact the value of our brand and the institution’s reputation among customers, employees, regulators, investors, and the general public. Risk monitoring in this dimension is carried out through ethical behavior and conservative adherence to regulatory standards. • Clients: Addresses risks that could impact customer satisfaction and experience, monitored through customer satisfaction tracking, events with direct customer impact, and suitability indicators. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 8 The metrics translate the RAS and dimensions into measurable indicators that capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee (CGRC), and the BoD, which guide preventive actions to ensure exposures remain within established limits and aligned with our strategy. The Board of Directors is responsible for establishing and approving the Risk Appetite guidelines and limits, performing its duties with the support of the CGRC and the Chief Risk Officer (CRO). The Risk Appetite governance is documented in an internal policy, which is also established, reviewed, and approved by the BoD. Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short- and long- term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. Recovery and Resolution Plan In response to the latest international crises, the Central Bank issued Resolution No. 5,187, which requires the development of a Recovery and Resolution Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 9 Itaú Unibanco has a report that contemplates the entire Conglomerate and contains the description of the following items: I. Critical functions: activities performed by the entities within the scope of recovery and resolution planning for third parties, whose discontinuity could compromise the stability of the National Financial System (SFN), the Brazilian Payment System (SPB), or the real economy, due to their market share, interconnections, complexity, or other factors that prevent them from being immediately replaced by the market. II. Institution's essential services: services provided to one or more entities within the scope of recovery and resolution planning, whose disruption would impair the functioning of a core business line; III. Bridge institution: an entity established or reorganized to which assets, rights, and obligations of the institution under resolution are transferred, in whole or in part, aiming at the general or partial continuity of its business or activity. IV. Core business lines: activities essential to the viability of the prudential conglomerate or economic group under normal conditions, as they are material sources of revenue, capital gains, or market value. V. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery and Resolution Plan; VI. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; VII. Recovery and Resolution strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VIII. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; IX. Governance mechanisms necessary for the coordination and execution of the Recovery and Resolution Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed biennially, whenever there are material changes or as determined by Bacen, and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 10 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery and resolution plans; • Preparation of management and regulatory reports. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and Normative Instruction 322. The result of the last ICAAP, which includes stress tests – dated as of December 2024 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. Capital Adequacy Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco’s capital to support business growth, the Total Capital levels were maintained above the minimum requirements. OV1 – Overview of risk-weighted assets (RWA) According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil. • RWAMPAD = portion related to the market risk capital requirement, calculated using stardardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 11 a b c RWA Minimum capital requirements R$ million 09/30/2025 06/30/2025 09/30/2025 Credit risk (excluding counterparty credit risk) 1,138,362 1,122,327 91,069 Of which: standardised approach for credit risk 1,062,874 1,044,763 85,030 Of which: foundation internal rating-based approach (F-IRB) - - - Of which: advanced internal rating-based approach (A-IRB) 75,488 77,564 6,039 Counterparty credit risk (CCR) 29,491 34,377 2,359 Of which: standardised approach for counterparty credit risk (SA-CCR) 20,812 23,665 1,665 Of which: Current Exposure Method approach (CEM) - - - Of which: other CCR 8,679 10,712 694 Equity investments in funds - look-through approach 4,360 3,645 349 Equity investments in funds - mandate-based approach - - - Equity investments in funds - fall-back approach 1,330 1,049 106 Securitisation exposures in banking book 9,528 8,639 762 Market risk 61,765 58,067 4,941 Of which: standardised approach 75,499 71,471 6,039 Of which: internal models approach (IMA) 33,578 39,784 2,686 Operational risk (1) 143,006 141,782 11,441 Payment Services risk (RWASP) NA NA NA Amounts below the thresholds for deduction 66,400 66,458 5,312 Total 1,454,242 1,436,344 116,339 1) The operational risk-weighted assets by standardized approach (RWAopad) is calculated in accordance with BCB Resolution 356/2023 as of Jan/25. Increase of BRL 18 billion mainly related to the rise in the credit risk component (RWACPAD). Links between financial statements and regulatory exposures LIA: Explanations of differences between accounting and regulatory exposure amounts The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions. Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below. The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others. The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 12 would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management. The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams. The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit. In the line Other Differences of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts. LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories R$ million, at the end of the period 09/30/2025 Carrying values as reported in published financial statements Carrying values under scope of regulatory consolidation Carrying values of items: Subject to credit risk framework Subject to counterparty credit risk framework Subject to the securitisation framework Subject to the market risk framework Not subject to capital requirements or subject to deduction from capital Assets Current and Non-current assets 2,961,627 2,593,146 2,183,250 342,120 29,837 548,312 37,938 Cash 34,369 34,280 34,280 - - 6,548 - Interbank investments 334,802 328,389 65,190 263,199 - 27,524 - Securities 922,587 572,467 541,340 - 29,837 188,199 1,290 Derivatives 80,790 80,879 - 78,921 - 17,192 1,958 Operations with credit granting characteristics 1,159,187 1,160,923 1,126,318 - - 168,564 34,605 Interbank and interbranch accounts 259,431 259,431 259,431 - - 274 - Current and deferred tax assets 90,811 86,682 86,597 - - - 85 Others assets 79,650 70,095 70,094 - - 140,011 - Permanent assets 34,836 59,138 42,149 - - - 16,989 Investments 8,846 33,782 33,371 - - - 411 Real estate 9,212 8,778 8,778 - - - - Real estate by lease - - - - - Goodwill and Intangible assets 16,778 16,578 - - - - 16,578 Total assets 2,996,463 2,652,284 2,225,399 342,120 29,837 548,312 54,927 Liabilities Current and Non-current liabilities 2,780,697 2,423,564 - 540,222 - 336,208 1,883,341 Deposits 1,039,562 1,048,579 - - - 80,862 1,048,579 Deposits received under securities repurchase agreements 480,801 481,038 - 462,675 - 74,636 18,363 Debt instruments 393,590 395,203 - - - 2,799 395,203 Borrowings and onlending 130,082 130,080 - - - 2,922 130,080 Derivatives 77,597 77,547 - 77,547 - 6,749 - Interbank and interbranch accounts 109,909 109,909 - - - - 109,909 Provisions for financial guarantees, credit commitments and credits to be released 1,591 1,591 - - - - 1,591 Technical provision for insurance, pension plan and premium bonds 348,056 - - - - - - Other provisions 15,979 15,757 - - - - 15,757 Current and deferred tax liabilities 23,904 19,577 - - - - 19,577 Other liabilities 159,626 144,283 - - - 168,240 144,282 Total liabilities 2,780,697 2,423,564 - 540,222 - 336,208 1,883,341 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 13 LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements R$ million 09/30/2025 Total Carrying values of items: Subject to credit risk framework Subject to counterparty credit risk framework Subject to the securitisation framework Subject to the market risk framework Asset carrying value amount under scope of regulatory consolidation 2,597,357 2,219,770 342,120 29,837 548,312 Liabilities carrying value amount under regulatory scope of consolidation 540,223 - 540,222 - 336,208 Total net amount under regulatory scope of consolidation 2,057,134 2,219,770 (198,102) 29,837 212,104 Off-balance sheet amounts 334,347 167,799 166,548 - - Differences in valuations - - - - - Other differences 499,364 (9,812) 509,176 - - Exposure amounts considered for regulatory purposes 2,890,845 2,377,757 477,622 29,837 212,104 PV1: Prudent valuation adjustments (PVA) In R$ million 09/30/2025 Equity Interest rates FX Credit Commodities Total Of which: In the trading book Of which: In the banking book Closeout uncertainty, of which: - - - 6 - 6 - 6 Closeout cost - - - 6 - 6 - 6 Concentration - - - - - - - - Early termination - 58 - 56 - 114 1 113 Model risk 50 52 - 8 - 110 50 60 Operational risk - - - - - - - - Investing and funding costs - - - - - - - - Unearned credit spreads - - - - - - - - Future administrative costs - - - - - - - - Other - - - - - - - - Total adjustment 50 110 - 70 - 230 51 179 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 14 Institutions that comprise the Financial Statements of Itaú Unibanco Holding The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A.. Associate institutions that comprise the financial statements and the Prudential Conglomerate Country (1) % Equity share on capital Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 100.00% Angico FIDC Segmento Infraestrutura e Agronegócio de Responsabilidade Limitada Brazil 100.00% Banco Investcred Unibanco S.A. Brazil 50.00% Banco Itaú (Suisse) S.A. Swistzerland 100.00% Banco Itaú Chile Chile 67.42% Banco Itaú Consignado S.A. Brazil 100.00% Banco Itaú International United States of America 100.00% Banco Itaú Paraguay S.A. Paraguay 100.00% Banco Itaú Uruguay S.A. Uruguay 100.00% Banco Itaú Veículos S.A. Brazil 100.00% Banco ItauBank S.A. Brazil 100.00% Banco Itaucard S.A. Brazil 100.00% Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios Brazil 94.33% Dibens Leasing S.A. - Arrendamento Mercantil Brazil 100.00% FIDC B2cycle NPL Brazil 100.00% FIDC Cloudw Akira I Brazil 97.91% FIDC Kiwify Brazil 83.27% FIDC Mobilitas Brazil 88.80% FIDC Sumup Solo Brazil 93.97% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil 50.00% Fundo De Invest Dir Creditórios Não Padron NPL II Brazil 100.00% Fundo de Investimento em Direitos Creditórios IA Brazil 100.00% Fundo de Investimento em Direitos Creditórios Soul Brazil 94.65% Fundo Fortaleza de Investimento Imobiliário Brazil 100.00% Fundo Kinea Ventures Brazil 100.00% Ideal Corretora de Titulos e Valores Mobiliarios S.A. Brazil 50.10% Ideal Holding Financeira S.A. Brazil 50.10% Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. Brazil 100.00% Iresolve Companhia Securitizadora de Créditos Financeiros S.A. Brazil 100.00% Itaú (Panamá) S.A. Panama 67.06% Itaú Administradora de Consórcios Ltda. Brazil 100.00% Itaú Administradora de Fondos de Inversión S.A Uruguay 100.00% Itaú Bank & Trust Bahamas Ltd. Bahamas 100.00% Itaú Bank & Trust Cayman Ltd. Cayman Islands 100.00% Itaú Bank, Ltd. Cayman Islands 100.00% Itaú BBA Europe S.A. Portugal 100.00% Itaú BBA International Plc. United Kingdom 100.00% Itaú BBA Trading S.A. Brazil 100.00% Itaú BBA Trading S.A. - Sucursal Uruguay Uruguay 100.00% Itaú BBA USA Securities Inc. United States of America 100.00% Itaú Chile New York Branch. United States of America 67.42% Itaú Cia. Securitizadora de Créditos Financeiros Brazil 100.00% Itaú Colombia S.A Colombia 67.06% Itaú Comisionista de Bolsa Colombia S.A. Colombia 67.06% 1) The institutions operate in their respective countries of origin. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 15 Associate institutions that comprise the financial statements and the Prudential Conglomerate (2,3) Country (1) % Equity share on capital Itaú Corredores de Bolsa Limitada Chile 67.42% Itaú Corretora de Valores S.A. Brazil 100.00% Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria Colombia 67.04% Itaú International Securities Inc. United States 100.00% Itaú Invest Casa de Bolsa S.A. Paraguay 100.00% Itau Isento Marco 28 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada Brazil 81.12% Itau Isento Marco 29 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada Brazil 2.45% Itau Isento Marco 30 FIC de Fundos Incentivados de Inv Financeiro em Infra RF Resp Limitada Brazil 100.00% Itau Isento Setembro 28 Fundo de Investimento em Cotas de FIIF em Infra RF Resp Limitada Brazil 5.69% Itau Isento Setembro 29 FIC de Fundos Incentivados Brazil 0.41% Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado Brazil 100.00% Itaú Unibanco Holding S.A. Brazil 100.00% Itaú Unibanco Holding S.A., Grand Cayman Branch Cayman Islands 100.00% Itaú Unibanco S.A. Brazil 100.00% Itaú Unibanco S.A., Miami Branch United States 100.00% Itaú Unibanco S.A., Nassau Branch Bahamas 100.00% Itaú Unibanco Veículos Administradora de Consórcios Ltda. Brazil 100.00% ITB Holding Ltd. Cayman Islands 100.00% Kinea CO-investimento Fundo de Investimento Imobiliario Brazil 99.98% Kinea Equity Infra I Warehouse Feeder MM Ficfi CP Brazil 100.00% Kinea FOF Imobiliário FIF Multimercado - Responsabilidade Limitada Brazil 75.49% Kinea I Private Equity FIP Multiestrategia Brazil 99.68% Kinea KP Fundo de Investimento Multimercado Crédito Privado Brazil 100.00% Licania Fund Limited Cayman Islands 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil 50.00% Microinvest S.A. Soc. de Crédito a Microempreendedor Brazil 100.00% NC 2025 Fundo de Investimento em Direitos Creditórios Brazil 100.00% OCA Dinero Electrónico S.A. Uruguay 100.00% OCA S.A. Uruguay 100.00% Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior Brazil 100.00% Pont Sociedad Anónima Paraguay 100.00% Redecard Instituição de Pagamento S.A. Brazil 100.00% Redecard Sociedade de Crédito Direto S.A Brazil 100.00% RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 100.00% RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento Brazil 100.00% Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada Brazil 100.00% Tarumã 2 FIF Fundo Incentivado em Investimento em Deb de Infra RF Cred Priv Resp Limitada Brazil 100.00% Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado Brazil 100.00% Théros Fundo de Investimento nas Cadeias Produtivas Brazil 100.00% TOP 2025 Fundo de Investimento em Direitos Creditórios Brazil 100.00% 1) The institutions operate in their respective countries of origin. 2) Itaú EU Lux-Itaú Latin America Equity Fund was part of Itaú Unibanco Holding Consolidado until 08/31/2025. 3) Itau Renda Fixa Referenciado DI Custodia Soberano was part of Itaú Unibanco Holding Consolidated until 07/31/2025. Institutions that comprise the Financial Statements of Itaú Unibanco Holding The lists below provide the associate institutions that comprise only the financial statements. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 16 Associate institutions that comprise only the Financial Statements (2,3) Country (1) % Equity share on capital Administradora de Fondos de Ahorro Previsional Itaú S.A. Uruguay 100.00% Albarus S.A. Paraguay 100.00% Ank Platform S.A. Argentina 100.00% Avita Corretora de Seguros S.A. Brazil 80.00% Beta Correspondente e Tecnologia LTDA Brazil 100.00% Borsen Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Cia. Itaú de Capitalização Brazil 100.00% Conexão Tecnologia de Pagamentos LTDA (4) Brazil 100.00% Estrel Serviços Administrativos S.A. Brazil 100.00% FC Recovery S.A.U. Argentina 100.00% FIC Promotora de Vendas Ltda. Brazil 100.00% iCarros Ltda. Brazil 100.00% IGA Participações S.A. Brazil 100.00% Investimentos Bemge S.A. Brazil 86.81% Itaú Administradora General de Fondos S.A. Chile 67.42% Itaú Asesorías Financieras Limitada Chile 67.42% Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A. Paraguay 100.00% Itaú Bahamas Directors Ltd. Bahamas 100.00% Itaú Bahamas Nominees Ltd. Bahamas 100.00% Itaú BBA Assessoria Financeira S.A. Brazil 100.00% Itaú Chile Inversiones, Servicios y Administracion S.A. Chile 100.00% Itaú Chile Participaciones SpA Chile 100.00% Itaú Consultoria de Valores Mobiliários e Participações S.A. Brazil 100.00% Itaú Corredor de Seguros Colombia S.A. Colombia 67.41% Itaú Corredores de Seguros Limitada Chile 67.42% Itaú Corretora de Seguros S.A. Brazil 100.00% Itaú Europe S.A. Luxembourg 100.00% Itaú Holding Colombia S.A.S. Colombia 67.42% Itaú Institucional Renda Fixa Fundo de Investimento Brazil 100.00% Itaú International Holding Cayman Ltd. Cayman Islands 100.00% Itaú International Holding Limited (5) United Kingdom 100.00% Itaú Rent Administração e Participações Ltda. Brazil 100.00% Itaú Seguros Paraguay S.A. Paraguay 100.00% Itaú Seguros S.A. Brazil 100.00% Itaú Unibanco Asset Management Ltda. Brazil 100.00% Itau Unibanco Comercializadora de Energia Ltda. Brazil 100.00% Itaú USA Asset Management Inc. United States 100.00% Itaú Vida e Previdência S.A. Brazil 100.00% Itauseg Participações S.A. Brazil 100.00% Itauseg Saúde S.A. Brazil 100.00% ITB Holding Brasil Participações Ltda. Brazil 100.00% IU Corretora de Seguros Ltda. Brazil 100.00% Kinea Investimentos Ltda. Brazil 80.00% Mundostar S.A. Uruguay 100.00% PR Curitiba Mariano Torres Ltda. Brazil 100.00% Proserv - Promociones y Servicios, S.A. de C.V. Mexico 100.00% Provar Negócios de Varejo Ltda. Brazil 100.00% Recaudaciones y Cobranzas Limitada Chile 67.42% Recovery do Brasil Consultoria S.A. Brazil 100.00% Red Visual S.A. Uruguay 100.00% Resonet S.A. Uruguay 100.00% RJ Niteroi Icarai Ltda. Brazil 100.00% RT Alm 5 Fundo de Investimento Renda Fixa Brazil 100.00% RT Alm Soberano 2 Fundo de Investimento Renda Fixa Brazil 100.00% 1) The institutions operate in their respective countries of origin. 2) Maxipago Serviços de Internet Ltda. was part of Itaú Unibanco Holding Consolidated until 05/31/2025. 3) Itaú Asia Limited was part of Itaú Unibanco Holding Consolidated until 07/31/2025. 4) New corporate name of Sigma Sistema de Informática Ltda. 5) New corporate name of Itaú BBA International (Cayman) Ltd. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 17 Associate institutions that comprise only the Financial Statements Country (1) % Equity share on capital RT Defiant Multimercado - Fundo de Investimento Brazil 100.00% RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% RT Mocah Fundo de Investimento Financeiro Renda Fixa - Responsabilidade Limitada Brazil 100.00% RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercad Brazil 100.00% RT Nation II Fundo de Investimento Financeiro Renda Fixa - Responsabilidade Limitada Brazil 100.00% RT Nation Renda Fixa - Fundo de Investimento Brazil 100.00% RT Valiant Renda Fixa - Fundo de Investimento Brazil 100.00% SP Alameda Franca LTDA Brazil 100.00% SP Amadeu Amaral Ltda. Brazil 100.00% SP Antonia Queiroz Ltda Brazil 100.00% SP Augusta Ltda Brazil 100.00% SP Av Juscelino Kubitschek Ltda Brazil 100.00% SP Av Morumbi Ltda Brazil 100.00% SP Av. Jabaquara Ltda. Brazil 100.00% SP Av. Rangel Pestana Ltda. Brazil 100.00% SP Bairro Moema Ltda. Brazil 100.00% SP Bairro Sumarezinho Ltda Brazil 100.00% SP Bairro Vila Guilherme Ltda. Brazil 100.00% SP Brooklin Rua Santo Amaro Ltda Brazil 100.00% SP Butanta Ltda Brazil 100.00% SP CEAGESP Ltda Brazil 100.00% SP Clelia Ltda Brazil 100.00% SP Eusebio Matoso Ltda Brazil 100.00% SP Itaberaba Ltda Brazil 100.00% SP Maracatins Ltda Brazil 100.00% SP Nova JK Ltda Brazil 100.00% SP Padre João Manuel Ltda. Brazil 100.00% SP Pássaros e Flores Ltda. Brazil 100.00% SP Rua Da Consolacao Ltda Brazil 100.00% SP Rua Das Palmeiras Ltda. Brazil 100.00% SP Santos Embare Ltda. Brazil 100.00% SP Santos Jose Menino Ltda. Brazil 100.00% SP Senador Queiros Ltda. Brazil 100.00% SP Serra De Bragança Ltda Brazil 100.00% SP Vila Clementino Ltda. Brazil 100.00% SP Vila Olimpia Araguari Ltda. Brazil 100.00% SPE IRA 01 LTDA Brazil 100.00% SPE IRA 02 LTDA Brazil 100.00% SPE IRA 03 LTDA Brazil 100.00% SPE IRA 04 LTDA Brazil 100.00% SPE IRA 05 LTDA Brazil 100.00% SPE IRA 06 LTDA Brazil 100.00% SPE IRA 07 LTDA Brazil 100.00% SPE IRA 08 LTDA Brazil 100.00% SPE IRA 09 LTDA Brazil 100.00% SPE IRA 10 LTDA Brazil 100.00% SPE IRA 11 LTDA Brazil 100.00% SPE IRA 12 LTDA Brazil 100.00% Spe Ira 13 Ltda Brazil 100.00% Spe Ira 14 Ltda Brazil 100.00% Spe Ira 15 Ltda Brazil 100.00% Spe Ira 16 Ltda Brazil 100.00% Spe Ira 17 Ltda Brazil 100.00% Spe Ira 18 Ltda Brazil 100.00% Spe Ira 19 Ltda Brazil 100.00% Spe Ira 20 Ltda Brazil 100.00% Spe Ira 21 Ltda Brazil 100.00% Spe Ira 22 Ltda Brazil 100.00% Spe Ira 23 Ltda Brazil 100.00% Spe Ira 24 Ltda Brazil 100.00% Spe Ira 25 Ltda Brazil 100.00% Spe Ira 26 Ltda Brazil 100.00% Spe Ira 27 Ltda Brazil 100.00% Zup I.T. Serviços em Tecnologia e Inovação S.A. Brazil 100.00% ZUP Innovation Corp. United States Of America 100.00% 1) The institutions operate in their respective countries of origin. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 18 The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding. Non-Consolidated Institutions The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation. Non consolidated Institutions Country (1) % Equity share on capital (2) Avenue Holding Cayman Ltd Cayman Islands 32.91% BANFUR International S.A. Panama 30.00% Biomas Serviços Ambientais, Restauração e Carbono S.A Brazil 16.67% BSF Holding S.A Brazil 49.00% Caja de Valores del Paraguay S.A. Paraguay 9.09% CIP S.A Brazil 22.89% Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. Brazil 50.00% Gestora de Inteligência de Crédito S.A Brazil 15.71% Kinea Private Equity Investimentos S.A. Brazil 80.00% Olímpia Promoção e Serviços S.A. Brazil 50.00% Porto Seguro Itaú Unibanco Participações S.A. Brazil 42.93% Pravaler S.A. Brazil 50.38% PREX Holdings LLC United States of America 30.00% Rede Agro Fidelidade e Intermediação S.A. Brazil 12.82% Rias Redbanc S.A. Uruguay 25.00% Riblinor S.A. Uruguay 40.00% Tecnologia Bancária S.A. Brazil 28.75% Totvs Techfin S.A. Brazil 50.00% 1) The institutions operate in their respective countries of origin. 2) Considers only direct participation. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 19 Material entities The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity: R$ million 09/30/2025 06/30/2025 Institutions Country Activity Total Assets Equity Total Assets Equity Cia. Itaú de Capitalização Brazil Premium bonds 6,005 943 5,654 782 Itaú Consultoria de Valores Mobiliários e Participações S.A. Brazil Financial institution holding company 1,340 1,248 1,311 1,220 Itaú Corretora de Seguros S.A. Brazil Insurance, pension plans and health brokers 2,250 843 1,967 643 Itaú Seguros S.A. Brazil Insurance 11,684 3,662 10,652 3,074 Itaú Vida e Previdência S.A. Brazil Pension plan 342,254 4,397 330,659 4,327 Itauseg Participações S.A. Brazil Non financial institution holding company 12,005 11,942 11,030 10,987 ITB Holding Brasil Participações Ltda. Brazil Financial institution holding company 54,489 53,307 54,951 54,175 Provar Negócios de Varejo Ltda. Brazil Other auxiliary activities for financial services 2,175 2,149 2,130 2,102 Composition of Capital CCA: Main features of regulatory capital instruments The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan: • Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments; • The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and • The Investor Relations area will communicate to the market of the extinction of the subordinated instruments. The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section “Results and Reports”, “Regulatory Reports”, “Pillar 3”. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 20 CC1 - Composition of regulatory capital 1 09/30/2025 Value (R$ Thousand) Balance Sheet Reference Common Equity Tier I: instruments and reserves 1 Instruments Eligible for the Common Equity Tier I 124,063,060 (k) 2 Revenue reserves 85,556,318 (l) 3 Other revenue and other reserve (633,594) (m) 5 Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital) 5,751,483 (j) 6 Common Equity Tier I before regulatory adjustments 214,737,267 Common Equity Tier I: prudential adjustments 7 Prudential adjustments related to the pricing of financial instruments 229,961 8 Goodwill (net of related tax liability) 1,319,589 (e) 9 Intangible assets 15,670,236 (h) / (i) 10 Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998 73,331 (b) 11 Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose markto- market adjustments are not recorded in the books. (260,807) 12 Shortfall of provisions to expected losses - 15 Actuarial assets related to defined benefit pension funds - (d) 16 Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically 1,822,169 (n) 17 Reciprocal cross-holdings in common equity - 18 Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to nonconsolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities - 19 Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to nonconsolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments - 21 Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions - 22 Amount that exceeds 15% of the Common Equity Tier I - 23 Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities - 25 Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization - 26 National specific regulatory adjustments (34,033) 26.a Deferred permanent assets - (g) 26.b Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents - 26.d Increase of unauthorized capital - 26.e Excess of the amount adjusted of Common Equity Tier I - 26.f Deposit to cover capital deficiency - 26.g Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect - (i) 26.h Excess of resources invested on permanent assets - 26.i Total capital detached - 26.j Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes (34,033) 27 Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes - 28 Total regulatory deductions from the Common Equity Tier I 18,820,446 29 Common Equity Tier I 195,916,822 Additional Tier I Capital: instruments 30 Instruments eligible for the Additional Tier I Capital 18,599,404 31 Of which: classified as equity under applicable accounting standards - 32 Of which: classified as liabilities under applicable accounting standards 18,599,404 33 Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect - 34 Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital) 949,761 35 Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect - 36 Additional Tier I Capital before regulatory adjustments 19,549,165 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 21 Additional Tier I Capital: regulatory adjustments 37 Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically - 38 Reciprocal cross-holdings in additional Tier 1 instruments - 39 Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation - 40 Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation - 41 National specific regulatory adjustments - 41.b Non-controlling interest in Additional Tier I Capital - 41.c Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes - 42 Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions - 43 Total regulatory deductions from the Additional Tier I Capital - 44 Additional Tier I Capital (AT1) 19,549,165 45 Tier I 215,465,987 Tier II: instruments and provisions 46 Instruments eligible for Tier II 21,813,129 47 Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect - 48 Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2) 1,092,353 49 Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect - 50 Provisions 58,445 51 Tier II before regulatory adjustments 22,963,927 Tier II: regulatory adjustments 52 Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically - 53 Reciprocal cross-holdings in Tier 2 instruments - 54 Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation - 55 Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation - 56 National specific regulatory adjustments - 56.b Non-controlling interest in Tier II - 56.c Other residual differences concerning Tier II calculation methodology for regulatory purposes - 57 Total regulatory deductions from Tier II Capital - 58 Tier II 22,963,927 59 Referential Equity (Tier I + Tier II) 238,429,914 60 Total risk-weighted assets 1,454,241,881 BIS Ratios and Additional Capital Buffers 61 Common Equity Tier I Ratio 13.5% 62 Tier I Ratio 14.8% 63 BIS Ratio 16.4% 64 Additional Capital Buffers (% of RWA) 3.6% 65 Of which: capital conservation buffer requirement 2.5% 66 Of which: bank-specific countercyclical buffer requirement 0.1% 67 Of which: capital buffer for institutions that are systemically important at global level (G-SIB) 1.0% 68 Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA) 4.8% Amounts below the limit for deduction (non-weighted by risk) 72 Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation 3,747,299 73 Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities 17,455,974 (f) / (a) 75 Tax credits arising from temporary differences, not deducted from the Common Equity Tier I 9,104,033 (c) Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) 82 Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect - 83 Amount excluded from the Additional Tier I Capital due to the line 82 limit - 84 Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect - 85 Amount excluded from Tier II due to the line 84 limit - 1) The adjustment to equity arising from the adoption of the criteria for setting aside provisions for expected losses set out in CMN Resolution No. 4,966 impacted capital in phases, as defined in CMN Resolution No. 5,199. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 22 CC2: Reconciliation of regulatory capital to balance sheet R$ million, at the end of the period 09/30/2025 Consolidated Balance Sheet (1) Balance Sheet as in published financial statements Under regulatory scope of consolidation Reference (2) Assets Current and Non-current assets 2,961,627 2,593,146 Cash 34,369 34,280 Interbank investments 334,802 328,389 Securities 922,587 572,467 Derivatives 80,790 80,879 Operations with credit granting characteristics 1,159,187 1,160,923 Interbank and interbranch accounts 259,431 259,431 Current and deferred tax assets 90,811 86,682 (b) / (c) Others assets 79,650 70,095 (b) / (d) Permanent assets 34,836 59,138 Investments 8,846 33,782 (a) / (e) / (f) Real estate 9,212 8,778 Goodwill and Intangible assets 16,778 16,578 (e) / (h) / (i) Total assets 2,996,463 2,652,284 Liabilities Current and Non-current liabilities 2,780,697 2,423,564 Deposits 1,039,562 1,048,579 Deposits received under securities repurchase agreements 480,801 481,038 Debt instruments 393,590 395,203 Borrowings and onlending 130,082 130,080 Derivatives 77,597 77,547 Interbank and interbranch accounts 109,909 109,909 Provisions for financial guarantees, credit commitments and credits to be released 1,591 1,591 Technical provision for insurance, pension plan and premium bonds 348,056 - Other provisions 15,979 15,757 Current and deferred tax liabilities 23,904 19,577 (b) / (c) Other liabilities 159,626 144,283 (b) / (c) Total stockholders' equity of controlling shareholders 207,164 207,163 Capital 124,063 124,063 (k) Other Revenues and Other Reserves (775) (634) (m) Revenue reserves 85,698 85,556 (l) (Treasury shares) (1,822) (1,822) (n) Non-controlling interests 8,602 21,557 (j) Total stockholders’ equity 215,766 228,720 Total liabilities and stockholders' equity 2,996,463 2,652,284 1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. 2) Prudential information that is presented in the Template CC1 of this document. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 23 Macroprudential Indicators CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015: R$ million 09/30/2025 Geographical breakdown Countercyclical capital buffer rate Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer Bank-specific countercyclical capital buffer rate Countercyclical capital buffer amount (3) Amount of credit risk exposure to the non-banking private sector RWACPrNB Brazil - 1,976,396 803,482 - Chile 0.50% 172,956 114,583 0.06% 913 Uruguay 0.25% 40,143 24,982 - United Kingdom 2.00% 6,757 845 - Luxembourg 0.50% 4,970 2,511 - France 1.00% 1,516 844 - Germany 0.75% 1,022 999 - Sweden 2.00% 577 371 - Netherlands 2.00% 461 261 - Norway 2.50% 150 80 - Denmark 2.50% 65 27 - Belgium 1.00% 49 8 - Czech Republic 1.25% 32 32 - Ireland 1,50% 4 0 0 0.50% 1 1 Sum(1) 2,205,099 949,026 Total (2) 2,395,177 1,039,008 0.06% 913 1) Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero. 2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero. 3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction. GSIB1: Disclosure of G-SIB indicators The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section “Reports”, “Pillar 3 and Global Systemically Important Banks”, within the period stipulated by BCB Resolution 54/20. Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 24 LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) R$ million 09/30/2025 06/30/2025 Total consolidated assets as published financial statements 2,996,463 2,898,050 Adjustment from differences of consolidation (344,179) (332,620) Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis 2,652,284 2,565,430 Adjustments for derivative financial instruments 67,765 60,709 Adjustment for securities financing transactions (ie repos and similar secured lending) 16,953 65,526 Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures) 232,402 222,621 Other adjustments (47,792) (59,165) Total Exposure 2,921,612 2,855,121 LR2: Leverage ratio common disclosure a b R$ million 09/30/2025 06/30/2025 Items shown in the Balance Sheet Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions 2,315,717 2,272,254 Adjustments for equity items deducted in the calculation of Tier I (23,315) (23,987) Total exposure shown in the Balance Sheet 2,292,402 2,248,267 Transactions using Derivative Financial Instruments Replacement value for derivatives transactions 40,272 31,202 Potential future gains from derivatives transactions 37,368 34,784 Adjustment for collateral in derivatives transactions - - Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions (37,641) (22,159) Reference value for credit derivatives 83,702 77,435 Adjustment of reference value calculated for credit derivatives (34,607) (40,678) Total exposure for derivative financial instruments 89,094 80,584 Repurchase Transactions and Securities Lending (TVM) Investments in repurchase transactions and securities lending 263,199 213,480 Adjustment for repurchases for settlement and creditors of securities lending - - Amount of counterparty credit risk 16,954 65,526 Amount of counterparty credit risk in transactions as intermediary 27,561 24,643 Total exposure for repurchase transactions and securities lending 307,714 303,649 Off-balance sheet items Reference value of off-balance sheet transactions 680,821 655,409 Adjustment for application of FCC specific to off-balance sheet transactions (448,419) (432,788) Total off-balance sheet exposure 232,402 222,621 Capital and Total Exposure Tier I 215,466 215,381 Total Exposure 2,921,612 2,855,121 Leverage Ratio Basel III Leverage Ratio 7.4% 7.5% Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 25 Liquidity Ratios LIQA: Liquidity Risk Management Information Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses. In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite. The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators. The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support: • Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions; • Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators; • Reports and graphs that describe risk positions; • Concentration indicators of funding providers and time. The document "Public Access Report - Liquidity Risk Management and Control Policy" that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section “Itaú Unibanco”, under “Corporate Governance”, “Policies", "Reports”. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 26 LIQ1: Liquidity Coverage Ratio (LCR) 09/30/2025 (1) 06/30/2025 (1) Total unweighted value (In thousand R$) (2) Total weighted value (In thousand R$) (3) Total unweighted value (In thousand R$) (2) Total weighted value (In thousand R$) (3) High Quality Liquidity Assets (HQLA) Total High Quality Liquid Assets (HQLA) 367,777,276 346,084,288 Cash Outflows (4) . . Retail deposits and deposits from small business customers, of which: 654,107,092 67,696,023 634,635,684 65,539,851 Stable deposits 291,799,825 14,589,991 277,397,033 13,869,852 Less stable deposits 362,307,266 53,106,032 357,238,650 51,669,999 Unsecured wholesale funding, of which: 336,531,728 145,445,334 328,382,974 141,665,366 Operational deposits (all counterparties) and deposits in networks of cooperative banks 22,637,742 6,084,235 17,646,229 4,816,969 Non-operational deposits (all counterparties) 310,013,407 135,480,520 308,651,624 134,763,277 Unsecured debt 3,880,579 3,880,579 2,085,121 2,085,121 Secured wholesale funding 45,954,133 37,780,351 Additional requirements, of which: 120,749,088 28,509,122 115,066,260 25,263,976 Outflows related to derivative exposures and other collateral requirements 37,067,516 20,038,435 34,381,417 16,840,663 Outflows related to loss of funding on debt products 2,596,434 2,596,434 2,664,148 2,664,148 Credit and liquidity facilities 81,085,137 5,874,253 78,020,695 5,759,164 Other contractual funding obligations 112,120,745 112,120,745 113,488,155 113,488,155 Other contingent funding obligations 273,263,116 19,933,326 261,830,273 20,581,710 Total Cash Outflows 419,658,682 404,319,409 Cash Inflows (4) Secured lending (eg reverse repos) 146,164,463 950,802 168,872,514 503,078 Inflows from fully performing exposures 63,539,951 38,981,930 67,000,193 42,381,307 Other cash inflows 228,355,062 211,549,519 217,135,050 199,578,686 Total Cash Inflows 438,059,476 251,482,252 453,007,757 242,463,073 Total Adjusted Value (5) Total Adjusted Value (5) Total HQLA 367,777,276 346,084,288 Total net cash outflows 168,176,431 161,856,336 Liquidity Coverage Ratio (%) 218.7% 213.8% 1) Corresponds to 66 daily average observations at 3Q25 and 61 daily at 2Q25. 2) Total balance off the cash inflows or outflows 3) After application of weighting factors 4) Potential cash outflows and inflows. 5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749 Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 367.8 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 168.2 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows. The table shows that the average LCR in the quarter is 218.7%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 27 LIQ2: Net Stable Funding Ratio (NSFR) a b c d e Value per residual effective maturity term (R$ thousand) 09/30/2025 No Maturity (1) Lower than six months (1) Greater than or equal to six months, and lower than 1 year (1) Greater than or equal to 1 year (1) Weighted Value (In thousand R$) (2) Available Stable Funding (ASF) (3) Capital - - - 256,218,593 256,218,593 Reference Equity, gross of regulatory deductions - - - 215,806,060 215,806,060 Other capital instruments not included in line 2 - - - 40,412,534 40,412,534 Retail Funding: 187,484,277 535,653,653 3,859,932 1,326,680 670,997,963 Stable Funding 101,203,220 205,886,606 374,306 24,312 292,115,238 Less Stable Funding 86,281,057 329,767,047 3,485,626 1,302,368 378,882,725 Wholesale Funding: 68,545,110 881,789,225 96,459,381 143,703,378 395,885,284 Operational deposits and deposits of member cooperatives 20,545,032 - - - 10,272,516 Other Wholesale Funding 48,000,077 881,789,225 96,459,381 143,703,378 385,612,768 Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent - 159,225,211 10,584,207 808,185 - Other liabilities, in which: 97,868,305 124,818,334 9,480,944 80,760,812 85,501,284 Derivatives whose replacement values are lower than zero 29,237,104 - - Other liability or equity elements not included above 97,868,305 95,581,231 9,480,944 80,760,812 85,501,284 Total Available Stable Funding (ASF) 1,408,603,125 Required Stable Funding (RSF) (3) Total NSFR high quality liquid assets (HQLA) 39,335,324 Operational deposits held at other financial institutions - - - - - Performing loans and securities (financial institutions, corporates and central banks) 5,790,057 582,825,891 166,147,998 702,769,404 834,440,742 Performing loans to financial institutions secured by Level 1 HQLA - 33,623,647 - 623,515 3,985,880 Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions 5,534,479 44,547,452 10,567,777 16,775,881 30,799,328 Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which: 255,578 452,574,291 108,713,071 306,103,295 464,913,732 With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644. - - - 6,971,579 4,531,527 Performing residential mortgages, of which: - 14,143,459 12,788,462 164,455,961 114,346,582 Which are in accordance to Circular 3,644, 2013, art. 22 - - - 116,134,113 96,527,203 Securities that are not in default and do not qualify as HQLA, including exchange-traded equities - 37,937,041 34,078,687 214,810,752 220,395,220 Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent - 152,903,729 14,075,965 1,127,357 - Other assets, in which: 76,579,148 153,585,993 7,958,662 139,307,355 254,332,899 Transactions with gold and commodities, including those with expected physical settlement - - Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty. - - 18,777,054 15,960,496 Derivatives whose replacement values are higher than or equal to zero 27,574,753 - 9,986,858 4,045,102 Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin - - 1,473,570 1,473,570 All other assets not included in the above categories 76,579,148 126,011,240 7,958,662 109,069,873 232,853,731 Off-balance sheet transactions 750,319,082 8,878,428 - - 14,720,469 Total Required Stable Funding (RSF) 1,142,829,435 NSFR (%) 123.3% 1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF). 2) Corresponds to the amount after application of weighting factors. 3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF). R$ thousand Total Adjusted Value (1) 09/30/2025 06/30/2025 Total Available Stable Funding (ASF) 1,408,603,125 1,393,627,182 Total Required Stable Funding (RSF) 1,142,829,435 1,150,712,033 NSFR (%) 123.3% 121.1% 1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869. Itaú Unibanco has an Available Stable Funding (ASF) amounted to billion in the 3 quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to billion in the 3 quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations. The table shows that the NSFR at the end of the quarter is 123.3%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the longterm, according to the metric. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 28 Credit Risk CRA: Qualitative information on credit risk management Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as: • Overdue Transactions for more than 90 days; • Restructured Operations; • Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others; • Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others. Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets. The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC). There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 29 With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For wholesale public e agro, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-bycase basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item “Other Risks”. In compliance with CMN Resolution 4,557, the document “Public Access Report: Credit Risk Management and Control Policy", which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section “Itaú Unibanco”, under “Corporate Governance”, “Policies”, “Reports”. CR1: Credit Quality of Asset R$ million 09/30/2025 Gross carrying values of Allowances, Unearned Revenues and ECL accounting provision (c) Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWACPAD Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWACIRB Defaulted exposures (a) Non- defaulted Net values (a+b-c) exposures (b) Loans 51,284 1,101,247 111,029 110,591 438 1,041,500 Debt Securities 10,856 729,621 9,669 - - 730,808 in which: Sovereigns - 398,714 133 - - 398,581 in which: Other Debts 10,856 330,907 9,536 - - 332,227 Off - balance sheet exposures - 678,938 1,591 1,589 2 677,347 Total 62,140 2,509,806 122,289 112,180 440 2,449,655 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 30 CR2: Changes in Stock of Problem Assets R$ million Total Exposures classified as problem assets at the end of the previous period (06/30/2025) 3 62,738 Value of transactions classified as problem assets in the current period 13,452 Value of exposures that are no longer characterized as problem assets in the current period (1,664) Amount written off (12,013) Other changes (373) Exposures classified as problem assets at end of the reporting period (09/30/2025) 3 62,140 CRB: Additional disclosure related to the credit quality of assets The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported. Exposure by industry Total Exposure Total problematic assets and debt securities R$ million 09/30/2025 R$ million 09/30/2025 Portfolio Portfolio Total Exposure (Net values) Total Exposure (Gross values) Problematic Assets Expected Credit Loss Write-off Companies 1,520,792 1,555,431 Companies 25,881 14,389 2,175 Public sector 502,671 502,752 Public sector 15 14 - Energy 2,304 2,309 Energy - - - Petrochemical and Chemical 7,786 7,787 Petrochemical and Chemical - - - Sundry 492,581 492,656 Sundry 15 14 - Private sector 1,018,121 1,052,679 Private sector 25,866 14,375 2,175 Sugar and Alcohol 3,817 3,907 Sugar and Alcohol 29 23 1 Agribusiness and Fertilizers 39,071 39,800 Agribusiness and Fertilizers 610 245 156 Food and Beverage 49,327 50,685 Food and Beverage 882 485 114 Banks and Other Financial Institutions 113,304 113,511 Banks and Other Financial Institutions 100 26 6 Capital Assets 18,603 19,389 Capital Assets 961 378 28 Pulp and Paper 20,264 20,445 Pulp and Paper 65 26 9 Electronic and IT 19,754 20,470 Electronic and IT 488 272 71 Packaging 5,676 5,862 Packaging 117 57 13 Energy and Sewage 73,649 74,948 Energy and Sewage 1,057 592 3 Education 8,568 8,902 Education 160 89 23 Pharmaceuticals and Cosmetics 24,432 25,250 Pharmaceuticals and Cosmetics 514 280 90 Real Estate Agents 72,533 74,385 Real Estate Agents 2,120 737 303 Entertainment and Tourism 20,318 21,498 Entertainment and Tourism 575 334 125 Wood and Furniture 9,942 10,482 Wood and Furniture 312 172 60 Construction Material 12,770 13,454 Construction Material 283 171 77 Steel and Metallurgy 23,302 23,961 Steel and Metallurgy 487 249 65 Media 1,536 1,568 Media 15 8 5 Mining 11,526 11,654 Mining 113 23 6 Infrastructure Work 25,614 26,506 Infrastructure Work 199 91 21 Oil and Gas 18,915 19,523 Oil and Gas 326 172 30 Petrochemical and Chemical 26,873 27,757 Petrochemical and Chemical 328 143 27 Health Care 13,123 13,656 Health Care 218 112 30 Insurance and Reinsurance and Pension Plans 1,341 1,341 Insurance and Reinsurance and Pension Plans - - - Telecommunications 20,286 21,098 Telecommunications 75 46 5 Clothing and Footwear 11,042 11,442 Clothing and Footwear 185 110 35 Trading 6,820 6,945 Trading 85 44 24 Transportation 47,655 50,545 Transportation 1,172 638 77 Domestic Appliances 5,502 5,600 Domestic Appliances 78 34 9 Vehicles and Autoparts 43,828 45,003 Vehicles and Autoparts 486 261 80 Third Sector 431 438 Third Sector 7 3 1 Publishing and Printing 6,374 6,646 Publishing and Printing 140 77 39 Commerce - Sundry 55,012 57,552 Commerce - Sundry 2,445 1,150 339 Industry - Sundry 9,171 9,041 Industry - Sundry 103 48 3 Sundry Services 141,294 151,622 Sundry Services 9,532 6,488 282 Sundry 56,448 57,793 Sundry 1,599 791 18 Individuals 928,863 1,016,515 Individuals 36,259 18,095 9,838 Total 2,449,655 2,571,946 Total 62,140 32,484 12,013 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 31 Exposure by remaining maturity R$ million 09/30/2025 R$ million 09/30/2025 Remaining maturities of transactions (Net values) (1) Remaining maturities of transactions (Gross values) (1) up to 6 months 6 to 12 months 1 to 5 years above 5 years Total up to 6 months 6 to 12 months 1 to 5 years above 5 years Total 487,253 180,488 775,625 452,219 1,895,585 518,992 184,206 834,213 479,985 2,017,396 1) Do not consider the amount of credits to be released. Overdue exposures R$ million 09/30/2025 Gross portfolio Overdue amounts (1) Less than 30 days 9,640 31 to 90 days 18,096 91 to 180 days 13,062 181 to 365 days 14,980 above 365 days 521 Total 56,299 1) According to Resolution 54, the table follows the same scope as table CR1. Exposure by geographical area in Brazil and by country Total Exposure Total problematic assets and debt securities R$ million 09/30/2025 R$ million 09/30/2025 Portfolio Portfolio Total Exposure (Net values) Total Exposure (Gross values) Problematic Assets Expected Credit Loss Write-off Southeast 1,153,630 1,220,746 Southeast 35,135 19,796 6,295 South 198,593 212,095 South 6,147 3,040 1,361 North 30,938 35,366 North 1,513 771 399 Northeast 147,992 162,631 Northeast 6,071 3,328 1,986 Midwest 91,595 99,882 Midwest 3,405 1,751 849 National territory (1) 398,581 398,714 National territory (1) - - - Brazil 2,021,329 2,129,434 Brazil 52,271 28,686 10,890 Argentina 123 126 Argentina - - - Chile 193,084 197,343 Chile 6,928 2,457 668 Colombia 40,236 48,347 Colombia 1,779 738 378 United States 59,710 59,659 United States - - - Paraguay 29,915 30,529 Paraguay 270 194 29 United Kingdom 22,313 22,777 United Kingdom 494 151 - Swiss 3,002 3,003 Swiss - - - Uruguay 52,346 53,002 Uruguay 393 255 48 Other 27,597 27,726 Other 5 3 - Foreign 428,326 442,512 Foreign 9,869 3,798 1,123 Total 2,449,655 2,571,946 Total 62,140 32,484 12,013 1) Considers only Brazilian goverment bonds. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 32 Largest debtors exposures R$ million 09/30/2025 Loans, Debt Securities and Off-balance sheet exposures (CR1) (1) Exposure % of portfolio 10 largest debtors 545,125 23.5% 100 largest debtors 717,804 31.0% 1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities. Restructured exposures R$ million 09/30/2025 Problem Assets Others Restructured Exposures (1) 17,136 4,829 1) Restructured exposures in place as a consequence of the new resolution 4.966 in the current competence. CRC: Qualitative disclosure related to Credit Risk Mitigation techniques Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated. The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements. • Fiduciary Guarantees and credit derivatives: a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees. Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns. • Real and Financial Guarantees: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 33 • Clearing and Settlement of Obligations Agreement and legal structures with mitigating power: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions. In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area. Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market. To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees. CR3: Credit Risk mitigation techniques - overview(1) R$ million 09/30/2025 Unsecured Exposures Secured Exposures Exposures secured by collateral Exposures secured by financial guarantees Exposures secured by credit derivatives Loans 885,810 112,753 9,072 103,681 - Debt securities 385,554 623 222 402 - in which: Sovereigns 159,300 6,183 1,491 4,692 - in which: Other Debts 447,224 1,672 1,672 - - Total 1,877,888 121,231 12,457 108,775 - Of which: problem assets 14,433 43 43 - - 1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809. There was an increase in exposures related to Debt Securities Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 34 CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects R$ million 09/30/2025 Exposures before CCF and CRM Exposures post-CCF and CRM RWA and RWA density Asset classes On- balance sheet amount (a) Off- balance sheet amount (b) On- balance sheet amount (c) Off- balance sheet amount (d) RWA (e) Off- balance sheet amount [e/(c+d)] Sovereigns and their central banks 512,856 419 512,856 419 26,761 5% Non-central government public sector entities 5,844 317 5,844 133 3,581 60% Multilateral development banks - - - - - - Banks and other Financial Institutions authorized by Brazil Central Bank 160,828 19,655 160,828 10,612 66,016 39% Covered bonds - - - - - - Corporate 457,934 172,718 457,934 101,941 445,743 80% Of which: specialised landings - 108 - 108 140 130% Of which: others 457,934 172,610 457,934 101,833 445,603 80% Subordinate debt, equity and other capital 36,364 - 36,364 - 65,214 179% Retail 337,403 454,735 337,403 46,243 253,753 66% Real Estate 227,877 6,211 227,877 4,738 104,089 45% Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property. 172,586 1,046 172,586 271 49,732 29% Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property. 32,152 1,367 32,152 820 34,345 104% Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property. 10,463 561 10,463 427 9,506 87% Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property. 3,971 34 3,971 17 3,483 87% Of which: Land acquisition, development and construction. 8,705 3,203 8,705 3,203 7,023 59% Problem assets 13,080 2,917 13,080 1,396 16,952 117% Other assets 81,451 - 81,451 - 80,765 99% Total 1,833,637 656,973 1,833,637 165,482 1,062,874 53% Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 35 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 36 CR5: Standardized Approach – exposures by asset classes and risk weights R$ million Risk weight (FPR) 09/30/2025 Asset classes 0% 20% 50% 100% 150% 200% Others Total credit exposures amount (post CCF and post-CRM) Sovereigns and their central banks 458,534 13,367 37,215 2,840 41 1,278 - 513,275 Asset classes 20% 50% 100% 150% Others Total credit exposures amount (post CCF and post-CRM) Non-central government public sector entities 573 - 618 - 4,786 5,977 Asset classes 0% 20% 30% 50% 100% 150% Others Total credit exposures amount (post CCF and post-CRM) Multilateral development banks - - - - - - - - Asset classes 20% 30% 40% 50% 75% 100% 150% Others Total credit exposures amount (post CCF and post- CRM) Banks and other Financial Institutions authorized by Brazil Central Bank 58,115 9,477 89,887 2,789 - 1,055 8,774 1,343 171,440 Asset classes 10% 15% 20% 25% 35% 50% 100% Others Total credit exposures amount (post CCF and post- CRM) Covered bonds - - - - - - - - - Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 37 R$ million Risk weight (FPR) 09/30/2025 Asset classes 20% 50% 65% 75% 80% 85% 100% 130% 150% Others Total credit exposures amount (post CCF and post-CRM) Corporate - 49,559 201,079 - - 67,266 233,474 108 - 8,389 559,875 Of which: specialised landings - - - - - - - 108 - - 108 Of which: others - 49,559 201,079 - - 67,266 233,474 - - 8,389 559,767 Asset classes 100% 150% 250% 400% Others Total credit exposures amount (post CCF and post-CRM) Subordinate debt, equity and other capital 101 4,231 - - 32,032 36,364 Asset classes 45% 75% 100% Others Total credit exposures amount (post CCF and post-CRM) Retail 69,762 264,221 246 49,417 383,646 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 38 R$ million Risk weight (FPR) 09/30/2025 Asset classes 0% 20% 25% 30% 35% 40% 45% 50% 60% 65% 70% 75% 85% 90% 100% 105% 110% 150% Others Total credit exposures amount (post CCF and post-CRM) Real Estate 63 47,525 28,236 78,889 3,123 16,976 3,822 11,730 1,035 1,061 6,523 1,727 2,576 807 7,376 335 1,368 19,401 42 232,615 Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property. 18 47,525 28,236 73,291 16,976 1,985 - 4,722 2 - - 79,0 - 23 172,857 Of which: no loan splitting applied 18 47,525 28,236 73,291 16,976 1,985 - 4,722 2 - - 79,0 - 23 172,857 Of which: others - - - - - - - - - - - - - - Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property. 5,598 3,123 3,822 562 203 256 19,401 7 32,972 Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property. 45 - - - - 473 1,061 1,522 2,492 5,297 - - 10,890 Of which: no loans splitting applied 45 - - - - 473 - - - - - - 518 Of which: others - - - - - - - 1,061 1,522 2,492 5,297 - - 10,372 Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property. 1,801 807 1,368 - 12 3,988 Of which: Land acquisition, development and construction. 9,745 84 2,079 - - 11,908 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 39 R$ million Risk weight (FPR) Asset classes 50% 100% 150% Others Total credit exposures amount (post CCF and post-CRM) Problem Assets 58 9,207 5,169 42 14,476 Asset classes 0% 20% 100% 1250% Others Total credit exposures amount (post CCF and post-CRM) Other assets 686 - 80,765 - - 81,451 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 40 Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures. R$ milion 09/30/2025 Risk weight (2) On balance sheet exposure Off-balance sheet exposure (pre-CCF) Weighted average CCF (1) Total exposure (post- CCF and post-CRM) Less than 40% 704,947 12,113 46% 710,532 40 - 70% 468,663 276,468 27% 543,070 75% 240,262 248,979 10% 265,949 80 - 85% 61,685 36,827 22% 69,842 90 - 100% 288,020 77,155 63% 336,493 105 - 130% 2,164 225 64% 2,308 150% 34,586 5,205 58% 37,614 160% 19,508 1 - 19,508 200% 1,278 - - 1,278 220 - 250% 12,524 - - 12,524 400% - - - - 1250% - - - - Total Exposure 1,833,637 656,973 25% 1,999,119 1) Weighting is based on off-balance sheet exposure (pre-CCF). 2) The FPRs applied to equity exposures follow the chronogram defined in Article 85 of BCB Resolution 229/2022. Tables CR4 and CR5 show higher total exposures, mainly driven by positions in Central Governments and their central banks, non-financial corporates, and financial institutions authorized by the Brazilian Central Bank. CRE: Qualitative disclosure related to IRB models To calculate regulatory credit risk capital, two approaches can be used, the standardized and the IRB (Internal Ratings Based). standardized and IRB (Internal Ratings Based). Itaú Unibanco was approved to use the IRB approach by the Central Bank for its rural credit business unit (Agribusiness). The IRB approach allows the use of internal models to calculate regulatory capital for credit risk, To this end, internal estimates of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) are used. A client's PD is directly associated with its internal credit risk rating. This rating is based on internal models used in the loan granting process. This classification is based on financial and qualitative aspects of individual customers. Since PD is the probability of a creditor defaulting, it is estimated based on the portfolio information. The calculation seeks to predict the possibility of default occurring in the next twelve months for each credit rating, using the average profile of the portfolio over the last five years, in accordance with BCB Resolution No. 303. In addition, we respect the 0.05% floor for PD values, as established in Chapter II of the regulation. The EAD is the expected value for the creditor's balance at the time of default. This value is derived from the balance at the time of valuation combined with possible movements that may the debtor balance up to the moment of default, considering the possibility of credit available to the client. In order to estimate the FCC (Credit Conversion Factor), credit conversion data was used considering the balances and credit conversion considering creditors' available balances and limits 12 months before the moment of default for revolving products. The financial institution stores data for a period of seven years, fulfilling the minimum requirement set out in Article 102 of Resolution No. 303. The LGD is the estimation of the percentage of EAD that the institution will fail to recover in the event of default. This estimation is based on the events of default that have occurred and the subsequent behavior of net Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 41 recoveries at present values1. Using the minimum period required by Article 102 of Resolution No. 303 as a starting point, recovery data is stored for a workout period sufficient to capture at least 90% of the observed recovery flow and clients after the moment of default. In the process of assigning the LGD parameter to each customer within the institution, possible factors that mitigate potential future losses are taken into account in order to obtain a fair value of this parameter, these mitigations are in compliance with the Resolution No. 303. In addition to the parameter models, the agribusiness portfolio has a set of models that are used to rank and classify the risk of the different counterparties (Risk Rating and Behavior Score models), based on the size of the counterparty, the niche in which it operates and the commercial strategy of the segment. The models used in the concession process are developed by the modeling area in partnership with the credit analysis area, based on information from clients' financial statements, their history of behavior with the institution and in the market, in the evaluation of its management and governance process through internal data, bureaus and market information. These models assign a credit rating/score to each of the creditors allowing them to segregate very low-risk clients from higher-risk clients within an internal classification. Based on this internal classification assigned the risk parameters that will be used in the process of measuring and managing risk and, consequently, estimating capital in accordance with the methodology defined by the Central Bank in BCB Resolution 303. Each of the models listed above goes through an approval governance that involves the area area and the independent validation area. The area is in a segregated structure from the validation area in order to guarantee independence of action. The decision on whether or not to approve or not of the model is made in the Comitê Técnico de Avaliação de Modelos (Technical Committee for Model Evaluation) where information about the model is presented, such as scope, definition of use, replicability, stability, adherence, discrimination and, finally, the opinion of the validation area. After this process, the model is still subject to periodic annual evaluations in order to determine whether or not there is a need for adjustments to the model. This monitoring is carried out by the independent validation area and its results can be found in table CR9 of this report. Additionally, the operational risk and internal audit teams evaluate the adherence of the models in relation to the normative aspects of BCB Resolution 303 itself. EAD (in %) EAD covered by the various approaches Standardized approach Foundation Approach (F-IRB) Advanced Approach (A-IRB) Agribusiness 0% 0% 100% Wholesale 0% 0% 100% Retail 0% 0% 100% Portfolio Model component Number of models Description Agribusiness PD 1 Model used to measure the probability of default in each of the classifications. EAD 1 Model used to allocate the balance at the time of of default. LGD 1 Model that determines the portion of EAD that wil not be recovered. Portfolio Model RWACIRB (%) Agribusiness PD 100% Wholesale EAD 100% Retail LGD 100% [1] Deducted from economic recoveries are deducted from the costs necessary to recover the amounts, such as legal fees and collection costs. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 42 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 43 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 44 CR8: RWA flow statements of credit risk exposures under IRB (1)(2) a R$ million RWA amounts RWA as at end of previous reporting period (06/30/2025) 0/2 61,845 Asset size 3,511 Asset quality (3,236) Model updates - Methodology and policy - Acquisitions and disposals - Foreign exchange movements (114) Other - RWA as at end of reporting period (09/30/2025) 0/2 62,006 1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 532. 2) Considers RWA internal models. CMS1: Comparison of modelled and standardised RWA at risk level 09/30/2025 RWA RWA for modelled approaches that banks have supervisory approval to use RWA for portfolios where standardised approaches are used Total Actual RWA (a + b) (ie RWA which banks report as current requirements) RWA calculated using full standardised approach (ie RWA used in capital floor computation) Credit risk (excluding counterparty credit risk) 75,488 1,062,874 1,138,362 1,166,995 Counterparty credit risk 25,739 29,491 30,914 Securitisation exposures in the banking book 9,528 9,528 9,528 Market risk 54,940 6,825 61,765 75,499 Operational risk 143,006 143,006 143,006 Residual RWA 72,090 72,090 72,090 Total 130,428 1,320,062 1,454,242 1,498,032 Counterparty Credit Risk (CCR) CCRA: Qualitative disclosure related to CCR Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively. The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management. The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 45 Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows. CCR1: Analysis of CCR exposures by approach R$ million 09/30/2025 Replacement cost Potential future exposure Multiplier applied to the calculation of EAD EAD post mitigation RWA SA-CCR Approach 13,248 10,326 1.4 33,004 20,367 CEM Approach - - - - Simple Approach for CCR mitigation (for SFTs and asset loans) - - Comprehensive Approach for CCR mitigation (for SFTs and asset loans) 778,907 6,402 Total 26,769 CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights R$ million Risk weight (FPR) 09/30/2025 Counterparties 0% 10% 20% 50% 65% 85% 100% 150% Others Total Sovereigns 324,071 - 40 9 - - - - - 324,120 Non-central government public sector entities 6 - - - 55 - 20 - - 81 Multilateral development banks - - - - - - - - - - Banks and other Financial Institutions authorized by Brazil Central Bank 68,675 - 2,236 662 - - 157 511 3,787 76,028 Corporates 380,738 - 155 - 9,526 1,661 16,658 - - 408,738 Other Counterparties 2,389 - - - - - 259 289 7 2,944 Total 775,879 - 2,431 671 9,581 1,661 17,094 800 3,794 811,911 In tables CCR1 and CCR3, there was an increase in exposures to Central Governments, primarily concentrated in repurchase agreement transactions (repo). CCR5: Composition of collateral for CCR exposures R$ million 09/30/2025 Collateral used in derivative transactions Collateral used in SFTs and asset loans Fair value of collateral received Fair value of posted collateral Fair value of collateral received Fair value of posted collateral Segregated Unsegregated Segregated Unsegregated Cash - domestic currency - - - - 456,299 267,804 Cash - other currencies - 1,317 2,317 6,351 17,356 4,974 Domestic sovereign debt - - 11,903 - 262,047 414,695 Government agency debt - - 25,211 - 2,543 16,391 Corporate bonds - - - - 109 45,572 Equity securities - - 1,327 - - 1,004 Other collateral - - 122 - - 26 Total - 1,317 40,880 6,351 738,354 750,466 Increase in collateral received and posted associated with repurchase agreement (Repo) transactions. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 46 CCR6: CCR associated with credit derivatives exposures In R$ million 09/30/2025 Protection bought Protection sold Notionals Single-name credit default swaps 23,795 27,798 Index credit default swaps 5,319 6,585 Total return swaps 48,655 Total notionals 29,114 83,038 Fair values 36 216 Positive fair value (asset) 133 502 Negative fair value (liability) (97) (286) CCR8: CCR associated with Exposures to central counterparties R$ million 09/30/2025 EAD (post-CRM) RWA Exposures to qualifying CCPs (QCCPs total) 2,722 Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which 13,800 445 (i) over-the-counter (OTC) derivatives - - (ii) Exchange-traded derivatives 13,800 445 (iii) Securities financing transactions - - (iv) Netting sets where cross-product netting has been approved - - Segregated initial margin - Non-segregated initial margin - - Pre-funded default fund contributions 8,552 2,222 Unfunded default fund contributions 143 55 Exposures to non-qualifying CCPs (Non-QCCPs total) - Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which - - (i) over-the-counter (OTC) derivatives - - (ii) Exchange-traded derivatives - - (iii) Securities financing transactions - - (iv) Netting sets where cross-product netting has been approved - - Segregated initial margin - Non-segregated initial margin - - Pre-funded default fund contributions - - Unfunded default fund contributions - - There was a decline in the outstanding balance of standardized derivatives Securitisation Exposures SECA: Qualitative disclosure requirements related to securitisation exposures Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation. Itaú Unibanco is also in the position of investor, where the institution acquires the operations with priority classes, senior, mezzanine or subordinated, of the issuing vehicles. The investment decision process involves various factors, including risk analysis of the underlying assets, risk profile of the assets, return attributed to the issues, subordination mechanisms, among others. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 47 Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own. In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation. In 2025, Itaú Unibanco did not carry out the sale of credit securitization assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss. SEC1: Securitisation exposures in the banking book R$ million a c d e g h i k 09/30/2025 Bank acts as originator Bank acts as sponsor Banks acts as investor Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal Retail (total) - of which - - - - - - 14,862 - 14,862 residential mortgage - - - - - - - - - credit card - - - - - - 3,408 - 3,408 other retail exposures - - - - - - 11,454 - 11,454 re- securitisation - - - - - - - - - Wholesale (total) - of which - - - - - - 11,741 - 11,741 loans to corporates - - - - - - 9,122 - 9,122 commercial mortgage - - - - - - 2,619 - 2,619 lease and receivables - - - - - - - - - other wholesale - - - - - - - - - re- securitisation - - - - - - - - - SEC2: Securitisation exposures in the trading book In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2. SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3. SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor R$ million a b c d e h i l m p 09/30/2025 Exposure values (by risk weight bands) Exposure values (by regulatory approach) RWA (by regulatory approach) Capital Requirements ≤20% 20% < FPR < 50% 50% ≤ FPR < 100% 100%≤ FPR < 1.250% 1250% Standardized approach 1250% Standardized approach 1250% Standardized approach 1250% Total exposures - 23,778 2,488 329 9 26,594 9 9,422 106 753 9 Traditional securitisation - 23,778 2,488 329 9 26,594 9 9,422 106 753 9 Of which securitisation - 23,778 2,488 329 9 26,594 9 9,422 106 753 9 Of which retail underlying - 12,127 2,462 273 - 14,861 - 5,817 - 465 - Of which wholesale - 11,651 26 56 9 11,733 9 3,605 106 288 9 Of which re- securitisation - - - - - - - - - - - Synthetic securitisation - - - - - - - - - - - Of which securitisation - - - - - - - - - - - Of which retail underlying - - - - - - - - - - - Of which wholesale - - - - - - - - - - - Of which re- securitisation - - - - - - - - - - - Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 48 Market Risk MRA: Qualitative disclosure requirements related to market risk Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitoring and avoiding the concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. The market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 49 • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 50 MR1: Market risk under standardized approach R$ million 09/30/2025 Risk factors RWAMPAD Interest Rates 59,209 Fixed rate denominated in reais (RWAJUR1) 15,088 Foreign exchange linked interest rate (RWAJUR2) 15,902 Price index linked interest rate (RWAJUR3) 28,219 Interest rate linked interest rate (RWAJUR4) - Stock prices (RWAACS) 1,811 Exchange rates (RWACAM) 2,525 Commodity prices (RWACOM) 5,129 RWADRC 5,869 RWACVA 956 Total 75,499 The Internal Model metric (RWAMINT) declined compared to the prior quarter, primarily due to currency coupon movements. In accordance with BCB Resolution No. 111, no instruments were reclassified to the trading book or the banking book during the current quarter MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book with the following risk factors: interest rates, inflation rates, exchange rates, stocks and commodities. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table: Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 51 Institution Model considered for Market Risk Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR Angico FIDC Segmento Infraestrutura e Agronegócio de Responsabilidade Limitada VaR and Stressed VaR Banco Investcred Unibanco S.A. VaR and Stressed VaR Banco Itaú (Suisse) S.A. VaR and Stressed VaR Banco Itaú Chile VaR and Stressed VaR Banco Itaú Consignado S.A. VaR and Stressed VaR Banco Itaú International VaR and Stressed VaR Banco Itaú Paraguay S.A. VaR and Stressed VaR Banco Itaú Uruguay S.A. VaR and Stressed VaR Banco Itaú Veículos S.A. VaR and Stressed VaR Banco ItauBank S.A. VaR and Stressed VaR Banco Itaucard S.A. VaR and Stressed VaR Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios VaR and Stressed VaR Dibens Leasing S.A. - Arrendamento Mercantil VaR and Stressed VaR FIDC B2cycle NPL VaR and Stressed VaR FIDC Cloudw Akira I VaR and Stressed VaR FIDC Kiwify VaR and Stressed VaR FIDC Mobilitas VaR and Stressed VaR FIDC Sumup Solo VaR and Stressed VaR Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento VaR and Stressed VaR Fundo De Invest Dir Creditórios Não Padron NPL II VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios IA VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios Soul VaR and Stressed VaR Fundo Fortaleza de Investimento Imobiliário VaR and Stressed VaR Fundo Kinea Ventures VaR and Stressed VaR Ideal Corretora de Titulos e Valores Mobiliarios S.A. VaR and Stressed VaR Ideal Holding Financeira S.A. VaR and Stressed VaR Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. VaR and Stressed VaR Iresolve Companhia Securitizadora de Créditos Financeiros S.A. VaR and Stressed VaR Itaú (Panamá) S.A. VaR and Stressed VaR Itaú Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Administradora de Fondos de Inversión S.A VaR and Stressed VaR Itaú Bank & Trust Bahamas Ltd. VaR and Stressed VaR Itaú Bank & Trust Cayman Ltd. VaR and Stressed VaR Itaú Bank, Ltd. VaR and Stressed VaR Itaú BBA Europe S.A. VaR and Stressed VaR Itaú BBA International Plc. VaR and Stressed VaR Itaú BBA Trading S.A. VaR and Stressed VaR Itaú BBA Trading S.A. - Sucursal Uruguay VaR and Stressed VaR Itaú BBA USA Securities Inc. VaR and Stressed VaR Itaú Chile New York Branch. VaR and Stressed VaR Itaú Cia. Securitizadora de Créditos Financeiros VaR and Stressed VaR Itaú Colombia S.A VaR and Stressed VaR Itaú Comisionista de Bolsa Colombia S.A. VaR and Stressed VaR Itaú Corredores de Bolsa Limitada VaR and Stressed VaR Itaú Corretora de Valores S.A. VaR and Stressed VaR Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria VaR and Stressed VaR Itaú International Securities Inc. VaR and Stressed VaR Itaú Invest Casa de Bolsa S.A. VaR and Stressed VaR Itau Isento Marco 28 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada VaR and Stressed VaR Itau Isento Marco 29 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada VaR and Stressed VaR Itau Isento Marco 30 FIC de Fundos Incentivados de Inv Financeiro em Infra RF Resp Limitada VaR and Stressed VaR Itau Isento Setembro 28 Fundo de Investimento em Cotas de FIIF em Infra RF Resp Limitada VaR and Stressed VaR Itau Isento Setembro 29 FIC de Fundos Incentivados VaR and Stressed VaR Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado VaR and Stressed VaR Itaú Unibanco Holding S.A. VaR and Stressed VaR Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 52 Itaú Unibanco Veículos Administradora de Consórcios Ltda. VaR and Stressed VaR ITB Holding Ltd. VaR and Stressed VaR Kinea CO-investimento Fundo de Investimento Imobiliario VaR and Stressed VaR Kinea Equity Infra I Warehouse Feeder MM Ficfi CP VaR and Stressed VaR Kinea FOF Imobiliário FIF Multimercado - Responsabilidade Limitada VaR and Stressed VaR Kinea I Private Equity FIP Multiestrategia VaR and Stressed VaR Kinea KP Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Licania Fund Limited VaR and Stressed VaR Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento VaR and Stressed VaR Microinvest S.A. Soc. de Crédito a Microempreendedor VaR and Stressed VaR NC 2025 Fundo de Investimento em Direitos Creditórios VaR and Stressed VaR OCA Dinero Electrónico S.A. VaR and Stressed VaR OCA S.A. VaR and Stressed VaR Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior VaR and Stressed VaR Pont Sociedad Anónima VaR and Stressed VaR Redecard Instituição de Pagamento S.A. VaR and Stressed VaR Redecard Sociedade de Crédito Direto S.A VaR and Stressed VaR RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento VaR and Stressed VaR Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada VaR and Stressed VaR Tarumã 2 FIF Fundo Incentivado em Investimento em Deb de Infra RF Cred Priv Resp Limitada VaR and Stressed VaR Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privad VaR and Stressed VaR Théros Fundo de Investimento nas Cadeias Produtivas VaR and Stressed VaR TOP 2025 Fundo de Investimento em Direitos Creditórios VaR and Stressed VaR Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On September 30, 2025, VaR represented 53% of the capital requirement, while the stressed VaR represented 47%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models. In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 53 methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative. Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns. In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested. In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis. The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis. Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 54 MR2: RWA flow statements of market risk exposures under an IMA Exposures subject to market risk The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement. a b e f R$ million VaR Stressed VaR Other Total RWAMINT RWAMINT - 06/30/2025 30 22,185 12,984 4,615 39,784 Movement in risk levels (3,019) 1,516 - (1,503) Updates/changes to the internal model - - - - Methodology and regulation - - - - Acquisitions and disposals - - - - Foreign exchange movements (1,892) 1,068 - (824) Other - - (3,879) (3,879) RWADRC - - RWACVA - - RWAMINT - 09/30/2025 30 17,274 15,568 736 33,578 The Internal Model (RWAMINT) metric decreased compared to the previous quarter, with impacts mainly on currency coupons. MR3: IMA values for trading portfolios The following table presents the VaR and stressed VaR values determined by the internal market risk models. R$ million 09/30/2025 VaR (10 days, 99%) Maximum value 521 Average value 305 Minimum value 219 Quarter end 301 Stressed VaR (10 days, 99%) Maximum value 542 Average value 406 Minimum value 248 Quarter end 427 VaR remained stable compared to the previous quarter. Stressed VaR remained stable compared to the previous quarter. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 55 MR4: Comparison of VaR estimates with gains/losses Backtesting The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: • Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): need for improvement actions. The following chart shows the comparison between VaR and actual and hypothetical results: In relation to the hypothetical and actual results, there was no exception. The actual results do not include fees, brokerage fees and commissions. There are no profit reserves. Total Exposure associated with Derivatives The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 56 Derivatives: Trading and Banking R$ million 09/30/2025 With Central Counterparty Without Central Counterparty Onshore Offshore Onshore Offshore Risk Factors Long Short Long Short Long Short Long Short Interest Rates 301,714 (317,497) 19,397 (24,523) 199,881 (299,657) 77,692 (109,910) Foreign Exchange 212,884 (212,242) 61,399 (43,479) 23,925 (50,518) 406,596 (373,023) Equities 32,203 (26,372) 6,484 (10,650) 1,402 (6,190) 1,232 (1,209) Commodities 897 (2,041) - (3,324) 585 (54) - - IRRBBA: IRRBB risk management objectives and policies BACEN’s (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. For the purposes of this Circular, are defined: • ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results. In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco. Framework and Treatment Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 57 The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and nonlinear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments. The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082. The IRRBB model includes a series of premises: • ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 58 • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social, Environmental and Climatic Risks They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (SAC Risks Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution’s operation through specific procedures. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 59 Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles ind. and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of activities of the business and credit areas that serves the business. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evoluution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 60 Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has been improving its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks with each new methodology. The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion. Regulatory or Compliance Risk Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, commitments with regulators, public commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate. The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 61 seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Policies and Procedures; • Client Identification Process; • Know Your Customer (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Compliance with Sanctions; • Monitoring, Selection and Analysis of Suspicious Operations or Situations; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under "Corporate Governance", "Policies", "Corporate Policy for the Prevention of Unlawful Acts". In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 62 Cyber Risk Cyber risks refer to events that may cause financial losses, operational disruptions, data extraction, or damage to information stored in our systems. These risks may arise from intrusions by malicious individuals, infiltration of malware (such as computer viruses), intentional or accidental contamination of our networks and systems by third parties with whom we exchange information, exploitation of vulnerabilities, unauthorized access to confidential customer data and/or proprietary information by individuals inside or outside the Organization, as well as cyberattacks that compromise the availability of our services and the integrity of our information. Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of customers and the general public in all operations. To achieve this, we adopt strict control processes focused on detecting, preventing, continuously monitoring, and responding immediately to threats and intrusion attempts into our infrastructure. These actions ensure effective risk management, support digital transformation, and are aligned with key regulators, external audits, market best practices, and certifications. As part of this strategy, we have adopted the concept of expanded perimeter protection, which considers that information must be protected wherever it resides: within the bank’s infrastructure, in a cloud service provided by a third party, or in an international unit. This approach covers the entire information lifecycle — from collection, through processing, transmission, storage, analysis, and ultimately, destruction. The area responsible for this strategy is the Cyber Security Department, created to address the challenge of protecting the bank in an increasingly digital, complex, and constantly evolving environment. The Corporate Information Security and Cyber Security Policy is available at www.itau.com.br/relacoes-cominvestidores, under the sections “Itaú Unibanco” > “Corporate Governance” > “Policies” > “Corporate Information Security and Cyber Security Policy”. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decisionmaking processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 63 Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Step-in Risk Step-in Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of step-in risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of step-in risk, (iv) the assessment of impact on capital and liquidity and (v) reports. It is part of the scope of Step-in Risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693/18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units. Emerging Risks These are newly identified risks that have a potentially material impact on business in the medium and long term, but for which there is still insufficient information for a complete assessment, due to the number of factors and impacts not yet fully understood, as they have no precedent and, therefore, have never been addressed in the past. Their causes may originate from external events, leading to the rise of new risks or the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, such risks begin to be monitored and reassessed annually or on demand, until they no longer represent a risk or until they can be adequately measured. In the latter case, they then follow the subsequent stages of risk management. This process is ensured by the governance of ITAÚ UNIBANCO HOLDING, allowing these risks to also be incorporated into risk management procedures. Examples include Geopolitical, Climate, and CyberSecurity risks, which have or have had aspects considered as emerging risks. Operational Risk The Brazilian National Monetary Council, through Resolution 4.557 of February 23, 2017, defines operational risk as ‘the possibility of losses resulting from external events or failures, deficiencies, or inadequacy of internal processes, people or systems.’ This includes legal risks associated with inadequacies or deficiencies in contracts entered into by the institution, sanctions due to non-compliance with legal provisions, and indemnities for damages to third parties resulting from the institution’s activities. Unlike many risks applicable to the financial sector, operational risk is not taken in exchange for an expected reward but exists as a natural course of corporate activities. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 64 Operational Risk management at Itaú is carried out in accordance with its risk governance guidelines and involves the following steps: 1. Identification: consists of continuous identification of internal and external events that may negatively impact activities, projects, products or services. 2. Assessment: risk impact classification, considering risk appetite. The assessment should include possible changes in the external environment and its result directs actions to respond to operational risk. 3. Response: corresponds to the prevention or reduction of losses if risk events materialize, and its definition is based on risk appetite. 4. Exposure Level Monitoring: This stage aims to timely address identified failures to correct the root cause and turn back to tolerance levels. 5. Reporting: issuing an independent opinion on the control environment, reported to the correct management level, in forums and collegiate bodies for risk management and to regulators. In line with the principles of Brazilian National Monetary Council (CMN) Resolution 4.557, the document ‘Public Access Report – Integrated Operational Risk Management and Internal Controls’, can be accessed on the website: www.itau.com/relacoes-com-investidores/en/, under the sections ‘Itaú Unibanco’ -> ‘Corporate Governance’ -> ‘Policies’ -> ‘Reports’. Crisis Management and Operational Resilience Itaú Unibanco's Operational Resilience Program’s purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.To this end, it has policies that establish procedures, roles and responsibilities to be followed by the areas of Itaú Unibanco. The Program establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents.In order for the recovery to take place quickly and safely, PCN has defined corporate and customized actions for its business lines. In order for the BCP to reflect the priorities for resuming the business environment that supports the delivery of products and services, BIA (Business Impact Analysis) is applied. BIA identifies and assesses the impact on the business of process interruptions caused by failures due to human, natural, climatic, environmental, social and/or technological risks. Considering the dependence that some processes have on third-party services, the Operational Resilience Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption. To assess the efficiency and identify points for improvement in contingency actions, contingency plan exercises are carried out throughout the year. The frequency of the exercises is established by the plan manager and can be: annual, biannual or shorter (bimonthly, quarterly, monthly, etc.), taking into account the criticality of the process or the complexity of the contingency. The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats. To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year. Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 65 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 303, 3,646 and 3,674, 3.876 and Resolutions 2,682, 4,277 and 4,557. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Historical Backtesting of the model; • Assessment of the adequacy of the implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. Glossary of Acronyms A • ASF – Available Stable Funding • AT1 – Additional Tier 1 Capital B • BACEN - Banco Central do Brasil (Central Bank of Brazil) • BCB - Banco Central do Brasil (Central Bank of Brazil) • BCP – Business Continuity Plan • BCBS - Basel Committee on Banking Supervision • BIA – Business Impact Analysis • BIS – Bank for International Settlements C • CCF – Credit Conversion Factor • CCP – Non-Qualified Central Counterparty • CCR – Counterparty Credit Risk • CEM - Current Exposure Method Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 66 • CEO - Chief Executive Officer • CET 1 - Common Equity Tier I • CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN - Conselho Monetário Nacional (National Monetary Council) • Comef - Comitê de Estabilidade Financeira (Financial Stability Committee) • CRI – Real State Receivables Certificate • CRM – Credit Risk Mitigation • CRO – Chief Risk Officer • CTAM – Comissão Técnica de Avaliação de Modelos (Technical Model Assessment Commission) • CVA - Credit Valuation Adjustment • CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) D • DLP - Long- Term Liquidity Statement • DRL - Liquidity Risk Statement • D-SIB - Domestic Systemically Important Banks • DV - Delta Variation E • EAD – Exposure at Default • ECL – Expected Credit Losses • EMD – Entidades Multilaterais de Desenvolvimento (Multilateral Development Entities) • EVE – Economic Value of Equity F • FCC - Credit Conversion Credit • FEBRABAN - Brazilian Federation of Banks • FIDC - Credit Rights Investment Funds • FPR - Fator de Ponderação de Risco (Weighting Factor) G • GAP – Gap Analysis • GDP – Gross Domestic Product • Greeks – Sensitivities to Various Risk Factors • G-SIB – Global Systemically Important Banks H • HE – Haircut of Execution Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 67 • HQLA – High Quality Liquid Assets • HV – Volatility Haircut I • ICAAP – Internal Capital Adequacy Assessment Process • IMA – Internal Models Approach • IPV – Independent Price Verification • IRB - Internal Ratings-Based • IRRBB – Interest Rate Risk in the Banking Book • IT – Information Technology K • KYC – Know your Customer • KYP – Know your Partner • KYS – Know your Supplier • KYE – Know your Employee L • LCR – Liquidity Coverage Ratio • LMM – Limite de Mitigação Máxima (Maximum Mitigation Limit) M • MtM – Mark to Market N • NII – Net Interest Income • NSFR – Net Stable Funding Ratio O • OTC – Over-the-Counter P • PCN – Plano de Continuidade de Negócios (Business Continuity Plan) • PCLT – Plano de Contingência de Local de Trabalho (Workplace Contingency Plan ) • PCO – Plano de Contingência Operacional (Operational Contingency Plan) • PCR – Potential Credit Risk • PR – Patrimônio de Referência (Total Capital) • PRD – Plano de Recuperação de Desastres (Disaster Recovery Plan) • PVA - Prudent Valuation Adjustments Q • QCCP – Qualified Central Counterparties R Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 68 • RA – Leverage Ratio • RAS – Risk Appetite Statement • RSF – Required Stable Funding • RWA - Risk Weighted Assets • RWACIRB - Portion relating to exposures to credit risk, using internal approach • RWACPAD - Portion relating to exposures to credit risk • RWACPrNB - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero • RWAMINT - Portion relating to exposures to market risk, using internal approach • RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach • RWAOPAD - Portion relating to the calculation of operational risk capital requirements • RWADRC - Portion relating to the calculation of capital required for exposures to the credit risk of financial instruments classified in the trading portfolio S • SA – Joint-Stock Company • SAC – Social, Ambiental e Climático (Social, Environmental and Climatic) • SA-CCR – Standardised Approach to Counterparty Credit Risk • SFN – Sistema Financeiro Nacional(National Financial System) • SFT – Securities Financing Transactions T • TCFD – Task Force on Climate-Related Financial Disclosures • TLAC – Total Loss-Absorbing Capacity • TVM – Títulos de valores mobiliários(Securities) V • VaR – Value at Risk Glossary of Regulations • BACEN Circular No. 3,644, of March 4th, 2013 • BACEN Circular No. 3,646, of March 04th, 2013 • BACEN Circular No. 3,674, of October 31st, 2013 • BACEN Circular No. 3,748, of February 26th, 2015 • BACEN Circular No. 3,749, of March 05th, 2015 • BACEN Circular No. 3,769, of October 29th, 2015 • BACEN Circular No. 3,809, of August 25th, 2016 Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 69 • BACEN Circular No. 3,846, of September 13th, 2017 • BACEN Circular No. 3,869, of December 19th, 2017 • BACEN Circular Letter No. 3,907 of September 10th, 2018 • BACEN Circular Letter No. 3,876 of January 31st, 2018 • BACEN Circular Letter No. 3,082 of January 30th, 2012 • BACEN Circular Letter No. 3,978 of January 23rd, 2020 • BACEN Communication No. 43,228 of May 28th, 2025 • BACEN Normative Instruction No. 532 of October 24th, 2024 • BCB Resolution No. 54, of December 16th, 2020 • BCB Resolution No. 111, of July 6th, 2021 • BCB Resolution No. 229, of May 12th, 2022 • BCB Resolution No. 313, of April 26th, 2023 • CMN Resolution No. 2,682, of December 22nd, 1999 • CMN Resolution No. 4,955, of October 21st, 2021 • CMN Resolution No. 4,958, of October 21st, 2021 • CMN Resolution No. 4,502, of June 30th, 2016 • CMN Resolution No. 4,557, of February 23rd, 2017 • CMN Resolution No. 4,589, of June 29th, 2017 • CMN Resolution No. 4,693, of October 29th, 2018 • CMN Resolution No. 4,277, of October 31th, 2013 • CMN Resolution No. 5,177, of September 26th, 2024 • BCB Resolution No. 303, of March 16th, 2023 • BCB Resolution No. 356, of November 28th, 2023 • CMN Resolution No. 4,966, of November 25th, 2021 • CMN Resolution No. 5,199, of December 23th, 2024